11/27

07028422

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME African Bank Investments Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 0 5 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 34828 FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 12/3/07

AFRICAN BANK INVESTMENTS LIMITED

(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code : ABL ISIN : ZAE000030060
Preference share code : ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

REVIEWED RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2007

OVERVIEW

ABIL generated headline earnings of R1 334 million (2006: R1 109 million), an increase of 20% on the prior year. Headline earnings per share increased by 20% to 268,4 cents (2006: 223,3 cents), while dividends per share increased 13% to 225 cents (2006: 200 cents). Basic earnings attributable to ordinary shareholders of R1 334 million (2006: R1 140 million) grew by 17% over the equivalent period, at a slower pace to headline earnings because of the R31 million capital profit made on the sale of the Commercial Vehicle Finance division in 2006. Return on assets reduced from 14,2% to 13,5% as a result of the price reduction strategies, whilst improved gearing from 3,9 to 4,5 times resulted in the return on equity increasing from 55,3% to 60,6%.

The 2007 financial year has been a pivotal year for the ABIL group in terms of its evolving strategy. Continued refinement of the risk differentiated underwriting models and cost control allowed the group to further reduce pricing for all clients, resulting in significant volume elasticity. The lower risk clients were able to benefit from increased average terms and larger loan sizes. At the same time ABIL tightened the credit and affordability criteria to higher risk clients against a backdrop of increased credit supply to certain segments of the market, resulting in increased decline rates to these clients. In addition the group's proactive approach to and early adoption of many of the National Credit Act (NCA) requirements, resulted in a smooth transition to the new Act on 1 June 2007. This paved the way for the unlocking of the opportunities that the NCA presented, resulting in a strong 4th quarter, with sales of new loans up 53% over the same quarter in 2006. Finally, ABIL launched its offer to acquire 100% of the Ellerines group, affording the group the opportunity to leapfrog its growth and expansion strategy over the next 3 to 5 years.

As previously communicated, the group has been driving a strategy of bringing down the cost of credit to its clients. This process, which began in 2005, involved, firstly, the refinement of the group's underwriting models from 3 to 8, then 25 and now 50 discrete risk bands. Within each of these risk bands, products are tailored with regard to price, term, loan size and affordability variables. Coupled with this, the pricing models have been developed to take into account not only the default probability, but also the cost absorption and associated weighted average cost of capital for each risk band. The objective of both of these strategies has been to remove as much cross-subsidisation from the underwriting models as possible.

ABIL's customers have responded positively to these improvements, and therefore, whilst the overall yield earned on the advances book has been reduced by 4,6%, the gross advances book has grown by 41% during the year, resulting in an 18% growth in the total revenue earned by the group. As a consequence of the growth, cost efficiency has further improved, creating room for further price cuts, whilst NPL levels and the bad debt charge have remained within the group's targeted levels.

In order to measure performance which encapsulates both return on equity and the growth in profits, the group focuses on economic profit as a financial target. Economic profit is arrived at after deducting a charge for the cost of equity. During the current financial year, ABIL generated an economic profit of R1 004 million, a 24% increase over the prior year.

Operational performance

The drivers of the results for the 12 months were:

- **Advances** – Sales increased by 31% over the year, which, combined with the extension of average term from 21 to 29 months, resulted in advances growing by 41%. Given that growth was particularly strong in the second half of the year, average gross advances for the year grew by a lesser 29%.
- **Yields** – The overall yield on advances was reduced to 49,2% (2006: 53,8%). Sales volume

increase and related advances book growth from the price reductions has again exceeded our price / volume elasticity assumptions. The latest series of price cuts took place in September 2007.

- **Operating costs** – Expenditure increased 4% to R1 091 million (2006: R1 048 million) which resulted in the cost to average advances ratio falling from 14,7% for the prior period to 11,8%.
- **Bad debts** – The charge for bad debt increased by R217 million to R823 million or 8,9% of average advances (2006: 8,5%). NPL coverage has reduced to 63,0% (2006: 64,8%), due to higher actual cashflows being achieved on these portfolios than that assumed in the previous year's IAS 39 models. Write-offs of R549 million (2006: R455 million) represent 5,9% (2006: 6,4%) of average advances, although this ratio is distorted by the recent strong growth in gross advances and rehabilitated loans.
- **Funding costs** – The average cost of funds fell marginally to 9,7% (2006: 9,9%) as older more expensive funding was settled on maturity. Given that the majority of funding is fixed at long-term rates, the recent rises in short-term interest rates have had little effect on the group's funding costs.

The above drivers combined to produce a 19% increase in profit from operations from R1 792 million to R2 129 million.

- **Taxation** – The all-in tax rate was 36,5% (2006: 37,3%). In addition to the normal corporate tax rate of 29%, the group paid R138 million in STC on dividends (2006: R118 million). Indirect taxes reduced to R38 million (2006: R46 million), as a result of the abolition of RSC levies and improved VAT apportionment ratio.

Dividends

The ABIL board declared a final ordinary dividend of 130 cents per share bringing the total dividends for the year to 225 cents (2006: 200 cents per share). This full year ordinary dividend is covered 1,2 times by basic earnings attributable to ordinary shareholders. The group also declared a final preference dividend of 460 cents per share.

National Credit Act (NCA)

The introduction of the NCA unified, under a single regulatory framework, the previously three separate credit markets that operated within South Africa, namely the Usury Act, the Credit Agreements Act (CCA) and the Exemption notice to the Usury Act. The conversion process had differing implications, depending from which regulatory regime a credit provider was migrating. For example, the NCA requires much greater focus on affordability than the Usury Act, the new price caps placed a challenge on lenders under the exemption notice, whilst lenders under the CCA had to change pricing structures and documentation standards extensively. This, together with varying degrees of preparedness by participants in the industry, resulted in a wide disparity of reported impacts on credit providers during the first few months after the 1 June 2007 implementation date.

Inevitably though, these initial disruptions will settle and the markets will begin to converge and normalise. ABIL believes that the introduction of the NCA will in time have a profound effect on the landscape of the credit markets in South Africa, particularly within the target market of the ABIL group. For this reason, we took a proactive approach to the NCA and early adopted many of the required changes, so that we could focus on the opportunities that emerged as a result of the NCA.

In particular, these opportunities have allowed us to move beyond the R10 000 loan limit and 36-month term barriers imposed by the Exemption Notice to the Usury Act, to risk price products more appropriately, roll out our credit card product more extensively, and to address a wider market than was previously possible. In addition, we believe that a more competitive and unified market will, over time, grow the overall size of the credit market (as observed in other industries) and we have positioned our strategies to take advantage of this. We also believe that as the market converges, becomes more competitive and products commoditise, there will be a greater degree of importance placed on pricing, customer service levels and convenient distribution. Being a specialist credit provider, ABIL is well positioned to take advantage of these trends.

Capital, funding and liquidity

Capital, funding and liquidity strategies, which ultimately translate into the weighted average cost of capital (WACC), remain a high priority for ABIL. Whilst a too aggressive approach to these strategies poses a risk of failure or collapse, there is an equally important risk that a too conservative approach will result in the business not being competitive in the pricing of its products and accordingly will ultimately also fail, albeit more slowly.

We believe that capital and funding strategies need to look beyond the scope of traditional risk management and mitigation practices or regulatory compliance. Being a bank with a narrow focus and higher risk profile, traditional banking benchmarks are not appropriate for the ABIL business model.

The strategic objective of ABIL's capital and funding management is to optimise the WACC of the organisation in order to achieve a balance between a competitive customer proposition, and a sustainable business model that will survive through the cycles.

ABIL's approach has been to maintain a conservative stance with regard to funding and liquidity strategies, whilst moving its capital ratios to more optimal levels. The following principles have formed the basis of the group's strategies in this regard:

- The group has been managing down its capital ratio from over 40% in 2003, towards the 25% optimal capital ratio informed by its internal economic capital model. This, together with the introduction of preference shares and subordinated debt, which account for 30% of the qualifying capital, have resulted in a substantial reduction in the WACC;
- ABIL focuses on long-term wholesale funding through its listed bond programme and internal treasury, such that the average maturity of its liabilities is at least twice that of its assets. In addition, the group ensures that it maintains a positive liquidity gap at all maturity points;
- Concentration risk is managed such that no individual lender makes up more than 15% of the funding base;
- Cash reserves are maintained equal to at least 100% of the next 3 months maturing liabilities; and
- A neutral interest rate risk position is maintained at all times.

ABIL has maintained a solid liquidity and funding position, so as to be able to adequately and efficiently fund the growth in the advances book during the period. The group raised R5.1 billion of new funding in 2007 versus R2.2 billion in 2006. We remain confident that our capital and funding strategies are appropriate to ensure the sustained growth of the business.

The proposed Ellerine Holdings Limited acquisition (Ellerines)

ABIL announced during August 2007, an offer to acquire 100% of the Ellerines group, a successful and established credit and cash retail furniture and appliance business operating a number of well known household brands through some 1 300 outlets with approximately 1.1 million credit active clients. In its retail credit divisions, the Ellerines group sells goods largely on credit to clients that ABIL presently targets or intends to in the future. ABIL estimates that approximately 70% of Ellerines' profits are derived from its financial services activities (credit and insurance) and 30% from its retail activities.

The joining of the two businesses under a single ownership structure will optimise the opportunities to play a leading role in the reshaping of the retail and financial services offering to this market. Ellerines has a proven and experienced retail expertise, and ABIL is confident that the retail business will continue to grow and increase its market share, powered by an enhanced financial services offering.

The opportunities and advantages that emerge from the combining of the two groups are significant and far reaching including:

- Greater critical mass for the financial services business of the combined group. The combining of the two groups will double the joint client base to more than two million active credit clients and increase the gross advances book to approximately R17 billion. The benefits of this critical mass will allow the group to become more cost efficient and thereby further reduce the cost of credit to the market;

- A greater distribution footprint with close to 1 900 branches and outlets, compared to ABIL's existing 550 branches and outlets, improving client accessibility and service;

- The ability to introduce ABIL's better price and risk differentiation underwriting models into the Ellerines distribution channel. This creates greater credit capacity for lower risk clients, which in turn creates greater purchasing power and increased market share;

- Improved product offerings and flexibility for Ellerines clients. ABIL intends to implement and further innovate its card-based technology to offer retail clients a more flexible credit offering with greater convenience. This will also give ABIL the opportunity to achieve critical mass in its card operations;

- Ellerines operates in a wider target market than ABIL and unlike ABIL has gained experience in lending to more affluent clients as well as to people that are informally employed and/or who do not have bank accounts. This will enable ABIL to expand its target market through the increased distribution footprint and gain experience in these areas; and

- ABIL estimates that there is approximately R2 billion of surplus capital in Ellerines that can over time be more effectively funded via debt and tier 2 capital instruments. This in turn will lower the weighted average cost of capital, enabling more competitive product pricing.

At the date of the finalisation of this report, both ABIL and Ellerines shareholders had voted in favour of the transaction. All the conditions precedent had been met except for the approval from the Competitions authorities. Their final decision is expected towards the end of November or early December 2007. Given regulatory restrictions, the group has not been able to perform a comprehensive analysis of the post acquisition opportunities and priorities, nor interact with the Ellerines management to discuss these. Once the final regulatory approvals have been received and the acquisition is completed, ABIL will be in a position to work with the Ellerines management in order to construct a strategic blueprint for the future, and as soon as these are agreed, the group will communicate its plans to all stakeholders.

Looking ahead

ABIL's intent is to entrench its position as the market leader in a larger, more competitive and fast changing unsecured credit market, fuelled by the introduction of the NCA and a growing and transforming economy. Overlaid onto this is the recognition that the current credit cycle is such that there are pockets of high risk consumers who have taken up or are vulnerable to taking up higher levels of credit, and the group will continue to calibrate its risk appetite, underwriting models and pricing to manage through the current cycle. Key to achieving success in our strategies are:

- Continuing to drive down the cost of credit to our clients in order to make the business more competitive and increase the demand for and affordability of unsecured credit. This is enabled through continued refinement in the underwriting models and risk segmentation, and tight cost control;
- Increasing the universe of clients that we engage with through improved leverage of our brand and distribution footprint, developing more focused products to meet their requirements and innovating new risk models;
- Exploring opportunities to expand our reach to customers at the point of sale;

- Continuing the development and growth of the credit card product in order to take it to scale;

- Improve levels of client service through faster turnaround, higher acceptance rates and convenient access to credit; and

- Integration of the Ellerines business, and leveraging the opportunities ABIL brings to their credit offering.

We are confident that we will achieve our stated financial objectives for the 2008 financial year. We will continue to use the high return on equity currently being achieved to strengthen our competitive position and growth prospects through further risk discovery and price reductions to our clients.

DIVIDEND DECLARATION

Preference dividend declaration

The board of directors proposed and approved on 9 November 2007 and declared on Monday the 12 November 2007 the cash dividend No 6 of 460 cents per preference share.

The dividend was calculated using the following parameters:

Average prime overdraft interest rate for the period	13,38%
Coupon rate as percentage of prime	69%
No of days	182
Salient dates for dividend payments:	
Last day to trade cum-dividend	Friday, 30 November 2007
Shares commence trading ex-dividend	Monday, 3 December 2007
Record date	Friday, 7 December 2007
Dividend payment date	Monday, 10 December 2007

Share certificates may not be dematerialised or rematerialised between Monday, 3 December 2007 and Friday, 7 December 2007, both days inclusive.

Final dividend declaration

The board of directors proposed and approved on 9 November and declared on the 12 November 2007 a final cash dividend No 14 of 130 cents per ordinary share.

Salient dates for dividend payments:

Last day to trade cum-dividend	Friday, 30 November 2007
Shares commence trading ex-dividend	Monday, 3 December 2007
Record date	Friday, 7 December 2007
Dividend payment date	Monday, 10 December 2007

Share certificates may not be dematerialised or rematerialised between Monday, 3 December 2007 and Friday, 7 December 2007, both days inclusive.

REVIEW OPINION

These results have been reviewed by Deloitte & Touche and their unmodified review opinion is available for inspection at the Company's registered office.

ACCOUNTING POLICIES

These condensed group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with International Accounting Standard (IAS) 34 and the requirements of the South African Companies Act, Act number 61 of 1973, as amended.

The accounting policies and methods of computation of the group are consistent with those applied in the previous year. During the current year the group adopted IFRIC 8 – Share based payments (refer to the statement of changes in equity for the effect) and circular 8/2007 issued by SAICA relating to the disclosure and calculation of headline earnings and headline earnings per share.

CHANGES TO THE BOARD OF DIRECTORS

ABIL announced on 12 March 2007 the appointment of Mutle Mogase as an independent non-executive director of ABIL and African Bank Limited.

On behalf of the board
Ashley Mabogoane, Chairman
Gordon Schachat, Executive deputy chairman
Leon Kirkinis, Chief executive officer
12 November 2007

Board of directors

AS Mabogoane (Chairman) G Schachat (Deputy chairman)* L Kirkinis (CEO)* A Fourie* DB Gibbon BD Goba MC Mogase R Naidoo TM Sokutu* BPF Steele GZ Steffens (German) DFG Tembe (Mozambique) A Tugendhaft DF Woollam *

* Executive

Group Secretary

S Martin

Share transfer secretaries
Link Market Services SA (Pty) Ltd
11 Diagonal Street, Johannesburg, 2001
PO Box 4844, Johannesburg, 2000.
Telephone +27 11 630 0800
Telefax: +27 86 674 4381
africanbank@linkmarketservices.co.za

Registered office

59 16th Road
Midrand, 1685

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Investor relations and shareholder details

	Gary Rowe	Leeanne Goliath	Hilda Sons
Telephone:	+27 11 256 9147	+27 11 256 9232	+27 11 256 9196
Telefax:	+27 86 601 3064	+27 11 207 3830	+27 11 315 3404
Email:	investor.relations@africanbank.co.za or growe@africanbank.co.za		

Company's websites

www.africanbank.co.za
www.eyomhlaba.co.za

Group income statement

for the 12 months ended 30 September 2007

R million	% change	Reviewed 12 months ended 30 Sep 2007	Audited 12 months ended 30 Sep 2006
Interest income on advances	4%	**3,098**	2,974
Net assurance income	75%	**742**	424
Non-interest income	59%	**707**	446
Total revenue	18%	**4,547**	3,844
Charge for bad and doubtful advances	(36%)	**(823)**	(606)
Risk-adjusted revenue	15%	**3,724**	3,238
Other interest income	50%	**170**	113
Interest expense	(37%)	**(636)**	(465)
Operating costs	(4%)	**(1,091)**	(1,048)
Indirect taxation: VAT and RSC	17%	**(38)**	(46)
Profit from operations	19%	**2,129**	1,792
Capital items	(100%)	**0**	37
Profit before taxation	16%	**2,129**	1,829
Direct taxation: STC	(17%)	**(138)**	(118)
Direct taxation: SA normal	(15%)	**(616)**	(535)
Profit for the year	17%	**1,375**	1,176

Reconciliation of headline earnings and per share statistics

Basic earnings (profit for the year) attributable to:		17%	**1,375**	1,176
Preference shareholders		14%	**41**	36
Ordinary shareholders		17%	**1,334**	1,140
Basic earnings attributable to ordinary shareholders		17%	**1,334**	1,140
Adjusted for: Capital items			**0**	(37)
Capital gains tax thereon			**0**	6
Headline earnings		20%	**1,334**	1,109
Number of shares in issue (net of treasury)	million		**497.2**	496.9
Weighted number of shares in issue	million		**497.1**	496.7
Fully diluted number of shares in issue	million		**497.4**	497.2
Basic earnings per share	cents	17%	**268.4**	229.5
Fully diluted basic earnings per share	cents	17%	**268.2**	229.3
Headline earnings per share	cents	20%	**268.4**	223.3
Fully diluted headline earnings per share	cents	20%	**268.2**	223.1
Dividends per ordinary share				
Interim - paid	cents	19%	**95**	80
Final - declared	cents	8%	**130**	120
Total ordinary dividends	cents	13%	**225**	200

Group balance sheet
as at 30 September 2007

R million	% change	Reviewed 30 Sep 2007	Audited 30 Sep 2006
Assets			
Property and equipment	34%	**155**	116
Policyholders' investments	(83%)	**15**	87
Deferred tax asset	(7%)	**143**	153
Net advances	44%	**8,752**	6,064
Gross advances	41%	**10,890**	7,727
Deferred administration fees	8%	**(246)**	(228)
Impairment provisions	32%	**(1,892)**	(1,435)
Other assets	>100%	**45**	12
Taxation	86%	**13**	7
Statutory assets - bank and insurance	42%	**668**	472
Short-term deposits and cash	57%	**1,961**	1,252
Total assets	44%	**11,752**	8,163
Liabilities and equity			
Life fund reserve	(84%)	**16**	103
Subordinated bonds / debentures	51%	**305**	202
Bonds and other long-term funding (note 1)	68%	**7,095**	4,217
Short-term money market funding (note 1)	81%	**808**	447
Other liabilities	5%	**415**	395
Taxation	36%	**148**	109
Total liabilities	61%	**8,787**	5,473
Ordinary shareholders' equity	12%	**2,482**	2,207
Preference shareholders' equity	0%	**483**	483
Total equity (capital and reserves)	10%	**2,965**	2,690
Total liabilities and equity	44%	**11,752**	8,163

Notes

A reclassification of 2006 balances of R638 million from short-term funding to long-term funding was made in order to align the classification based on the original maturity of the instruments.

Group statement of changes in equity

for the 12 months ended 30 September 2007

R million	Ordinary shares: Share capital and premium	Ordinary shares: Distributable reserves	Ordinary shares: Share-based payment reserve	Ordinary shares: Treasury shares	Preference share capital and premium	Total
Balance at 30 September 2005 (restated - note 1)	12	1,817	358	(65)	483	2,605
IFRS (IAS 18) adjustment-administration fees	0	(64)	0	0	0	(64)
IFRS (IAS 39) adjustment-impairments	0	(58)	0	0	0	(58)
Cancellation of shares as a result of odd-lot offer	0	(14)	0	0	0	(14)
Dividends paid	0	(897)	0	0	(36)	(933)
Shares purchased into the ABIL Employee Share Trust less shares issued to employees (cost)	0	0	0	18	0	18
Loss incurred on group employees acquiring ABIL Share Trust shares less dividends received	0	(14)	0	0	0	(14)
Treasury shares disposed of by subsidiary	0	0	0	23	0	23
IFRS 2 reserve transactions (employee share options)	0	0	(49)	0	0	(49)
Profit for the year	0	1,140	0	0	36	1,176
Balance at 30 September 2006 (restated - note 1)	12	1,910	309	(24)	483	2,690
Dividends paid	0	(1,070)	0	0	(41)	(1,111)
Shares purchased into the ABIL Employee Share Trust less shares issued to employees (cost)	0	0	0	5	0	5
Loss incurred on group employees acquiring ABIL Share Trust shares less dividends received	0	(1)	0	0	0	(1)
IFRS 2 reserve transactions (employee share options)	0	0	7	0	0	7
Profit for the year	0	1,334	0	0	41	1,375
Balance at 30 September 2007 (reviewed)	12	2,173	316	(19)	483	2,965

Notes

1. Restatement of 2005 opening balance	Distributable reserves	Share-based payment reserve
Balance at 30 September 2005 as previously stated	2,252	(77)
BEE expense as a result of the adoption of IFRIC 8	(435)	435
Restated 30 September 2005 balance	1,817	358

ABIL concluded a BEE transaction during August 2005 by issuing 20.2 million shares at par value to Eyomhlaba Investment Holdings Limited. IFRIC 8: Scope of IFRS 2 and AC 503: Accounting for Black Economic Empowerment (BEE) Transactions are effective for the group for the first time in the current year (the group elected not to early adopt these in 2006) and require retrospective application. In terms of the standard, where equity instruments are issued to a BEE party at less than market value, these are accounted for as share-based payments. Accordingly an adjustment to the opening balance at 30 September 2005, by way of a transfer from distributable reserves to the share-based payment reserve, of R435 million was required for the BEE transaction.

2. Treasury shares		30 Sep 2007	30 Sep 2006
Treasury shares at cost	R million	19	24
Number of shares held	million	0.7	1.0
Average cost per share	Rand	25.38	24.26

3. Number of ordinary shares at 30 September 2007	Total	Weighted	Diluted
Number of shares in issue	497,911,307	497,911,307	497,911,307
Treasury shares on hand	(748,719)	(846,185)	(846,185)
Dilution as a result of outstanding options	0	0	316,862
	497,162,588	497,065,122	497,381,984

Group cash flow statement
for the 12 months ended 30 September 2007

R million	Notes	Reviewed 12 months ended 30 Sep 2007	Audited 12 months ended 30 Sep 2006
Cash generated from operations	1	**3,352**	2,733
Increase in gross advances	2	**(3,712)**	(1,987)
Increase in working capital		**(208)**	(108)
Indirect and direct taxation paid		**(749)**	(638)
Cash inflow / (outflow) from equity accounted incentive transactions		**3**	(1)
Cash (outflow) / inflow from investing activities		**(186)**	127
Cash inflow from funding activities	3	**3,342**	780
Preference shareholders' payments and transactions		**(41)**	(36)
Ordinary shareholders' payments and transactions		**(1,070)**	(897)
Increase / (decrease) in cash and cash equivalents		**731**	(27)
Cash and cash equivalents at the beginning of the year		**1,363**	1,390
Cash and cash equivalents at the end of the year	4	**2,094**	1,363

Notes

1. Cash generated from operations		
Profit from operations before indirect taxation	**2,167**	1,838
Increase in deferred administration fees	**18**	82
Increase in impairment provisions	**1,006**	697
Other non-cashflow items	**161**	116
	3,352	2,733
2. Increase in gross advances		
Movement in gross advances	**(3,163)**	(1,273)
Opening balance of gross advances	**7,727**	6,454
Closing balance of gross advances	**(10,890)**	(7,727)
Bad debts written off	**(549)**	(455)
Advances disposed of	**0**	(259)
	(3,712)	(1,987)
3. Cash inflow from funding activities		
Funding raised	**5,138**	2,166
Bonds issued	**1,050**	1,050
Subordinated bonds issued (tier 2 capital)	**300**	0
Other treasury funding	**3,788**	1,116
Funding redeemed	**(1,796)**	(1,386)
Bonds	**(909)**	(965)
Subordinated debentures	**(200)**	0
Other treasury funding	**(687)**	(421)
	3,342	780
4. Cash and cash equivalents at the end of the year consist of:		
Short-term deposits and cash	**1,961**	1,252
Statutory cash reserves - insurance	**133**	111
	2,094	1,363

ADVANCES

R million	30 Sep 2007	% growth	30 Sep 2006	% growth	30 Sep 2005
Retail	8,248	51%	5,474	39%	3,926
Mining	925	24%	748	15%	651
Credit card	466	>100%	73	n/a	0
Payroll	462	(6%)	494	(20%)	614
Standard Bank JV	256	(33%)	383	10%	348
Commercial Vehicle Finance	0	n/a	0	(100%)	254
Paydown portfolio	533	(4%)	555	(16%)	661
Gross advances	**10,890**	**41%**	**7,727**	**20%**	**6,454**

Asset quality analysis

R million	% change	30 Sep 07	30 Sep 06	30 Sep 05
Gross advances				
Performing	43%	7,886	5,514	4,812
Non-performing	36%	3,004	2,213	1,642
	41%	**10,890**	**7,727**	**6,454**
Gross advances net of deferred administration fees				
Gross advances		10,890	7,727	6,454
Deferred administration fees	8%	(246)	(228)	(55)
		10,644	**7,499**	**6,399**
Impairment provisions and credit life reserves				
Impairment provisions	33%	1,892	1,425	979
Balance at the beginning of the year		1,425	979	1,545
Impairment provisions raised		1,016	825	627
Adjustment for the transition to IFRS (IAS 39)		0	82	0
Bad debts written off		(549)	(455)	(1,219)
Acquisitions / (disposals) of impairment provisions		0	(6)	26
Stangen credit life reserves	(100%)	0	10	138
Total impairment provisions and credit life reserves	32%	**1,892**	**1,435**	**1,117**

R million	12 mths to 30 Sep 07	12 mths to 30 Sep 06	12 mths to 30 Sep 05
Income statement charges			
Charge for bad and doubtful advances	823	606	488
Impairment provisions raised	1,016	825	627
Bad debts recovered	(193)	(219)	(139)
Ratios			
NPLs as a % of gross advances	27.6%	28.6%	25.4%
Impairment provisions as a % of NPLs	63.0%	64.4%	59.6%
Stangen credit life reserves as a % of NPLs	0.0%	0.5%	8.4%
Total impairment provisions and credit life reserves as a % of NPLs (NPL coverage)	63.0%	64.8%	68.0%
Total impairment provisions and credit life reserves as a % of gross advances	17.4%	18.6%	17.3%
Income statement charge for bad debts as a % of average gross advances	8.9%	8.5%	7.9%
Bad debt write-offs as a % of average gross advances	5.9%	6.4%	19.7%

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code : ABL ISIN : ZAE000030060
Preference share code : ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

TRADING STATEMENT IN RESPECT OF THE TWELVE MONTHS ENDED 30 SEPTEMBER 2007

In terms of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will be more than 20% different from that of the previous corresponding period.

For the twelve months to 30 September 2007, ABIL anticipates that headline earnings and headline earnings per share will both be approximately 20% higher than the R1 145 million and 223,3 cents per share respectively, for the corresponding 2006 financial year.

The financial information on which this trading statement is based has not been reviewed or reported on by the Company's auditors.

ABIL's final results for the twelve months to 30 September 2007 will be released on 12 November 2007.

Midrand
30 October 2007

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1946/021193/06)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code : ABLP ISIN: ZAE000065215
("ABIL" or "the company")

RESULTS OF THE GENERAL MEETING REGARDING THE ACQUISITION OF ELLERINE HOLDINGS LIMITED

ABIL shareholders are advised that the necessary resolutions relating to the Ellerines acquisition were approved by the requisite majorities at a general meeting of shareholders held on 15 October 2007.

In total, 71% of the ABIL ordinary shares in issue voted, through proxies and shareholders present at the meeting, and of these, 98.5% were in favour of the ordinary resolutions proposed at the meeting, relating to:

- the offer to acquire 100% of the issued share capital of Ellerine Holdings Limited (other than the excluded shares); and
- the placing of 11 557 109 authorised but unissued ABIL ordinary shares under the control of the company for the purposes of a black economic empowerment transaction.

The scheme meeting, convened for Ellerines shareholders, to consider and vote on the offer by ABIL, will take place on Tuesday, 16 October 2007, at 9.00am.

Further announcements regarding the fulfilment of the outstanding conditions precedent will be made in due course.

For further information please contact Gary Rowe on +27 11 256 9147.

Midrand
15 October 2007

Merchant bank and transaction sponsor to ABIL
FirstRand Bank Limited, acting through Rand Merchant Bank Corporate Finance

Attorneys to ABIL
Prinsloo, Tindle & Andropoulos Inc.

RESIGNATION OF ABIL'S SOMPANY SECRETARY (12/10/2007)

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL" or "the company")

RESIGNATION OF ABIL'S COMPANY SECRETARY

ABIL advises that Sarita Martin has given notice of her resignation as Company Secretary of ABIL and African Bank Limited and will leave the company at the end of November 2007.

During her 6 years as the company secretary, Ms Martin has played an instrumental role in developing the corporate governance processes within the group to a high standard. The board of directors thanks her for her contribution and wishes her well for her future career.

ABIL will in due course make an announcement regarding the appointment of a new company secretary.

Midrand
12 October 2007

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1946/021193/06)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code : ABLP ISIN: ZAE000065215
("ABIL")

ACQUISITION OF ELLERINE HOLDINGS LIMITED: SALIENT DATES AND TIMES

1. Introduction

Further to the announcement on 5 September 2007, relating to a firm intention by ABIL to make an offer to acquire the entire issued share capital of Ellerine Holdings Limited (other than the excluded shares) ("the acquisition"), ABIL shareholders are advised that a circular containing details of the acquisition has been dispatched to shareholders (including Eyomhlaba shareholders) on Friday 21 September 2007.

2. Salient dates and times

	2007
Last day for Eyomhlaba shareholders to lodge forms of proxy for the general meeting by 11:30 on	Tuesday 9 October
Last day for ABIL shareholders to lodge forms of proxy for the general meeting by 11:30 on	Thursday 11 October
General meeting of ABIL shareholders to be held at 11:30 on	Monday 15 October
Results of the general meeting released on SENS on	Monday 15 October
Results of the general meeting published in the South African press on	Tuesday 16 October

Notes:

1. All times shown above are South African local times.
2. The above dates and times are subject to change. Any change will be released on SENS.

3. Electronic version of the circular

An electronic version of the circular is available on the ABIL website. To access a circular, go to www.africanbank.co.za/investorzone/ellerines.jsp

Midrand
21 September 2007

Merchant bank and sponsor to ABIL
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Attorneys to ABIL
Prinsloo, Tindle & Andropoulos Inc.

ELLERINE HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1968/013402/06)
Share code: ELH ISIN: ZAE000022752
("Ellerines" or "the Company")

FURTHER ANNOUNCEMENT REGARDING THE OFFER FOR THE ENTIRE ISSUED ORDINARY SHARE CAPITAL OF ELLERINES BY AFRICAN BANK INVESTMENTS LIMITED ("ABIL") ("the offer")

---

1. **Introduction**

Further to the announcement of a firm intention to make an offer for the entire issued ordinary share capital of Ellerines and withdrawal of cautionary announcement released on SENS on Wednesday, 5 September 2007, shareholders are now advised of the result of the fair and reasonable opinion by KPMG Inc. ("KPMG"), the independent professional expert appointed by the board of directors of Ellerines, as well as the financial effects of the offer on Ellerines shareholders.

2. **Fair and reasonable opinion and recommendations**

KPMG has concluded its opinion on whether the terms of the offer are fair and reasonable to Ellerines shareholders, the result of which is that, in KPMG's opinion, the offer is both fair and reasonable to Ellerines shareholders. The copy of the aforementioned opinion will be contained in the circular to Ellerines shareholders to be posted in due course.

The board of directors of Ellerines has considered the terms of the offer and KPMG's opinion, and is of the opinion that the terms of the offer are fair and reasonable. The directors intend to vote in favour of the scheme of arrangement, proposed by ABIL between Ellerines and its shareholders, in respect of their own shareholdings in Ellerines and recommend that Ellerines shareholders do likewise.

3. **Financial effects of the offer**

The unaudited *pro forma* financial effects of the offer set out below are based on the audited year end results of ABIL for the twelve months ended 30 September 2006 and the audited year end results of Ellerines for the twelve months ended 31 August 2006. These effects are the responsibility of the board of directors of Ellerines and are given for illustrative purposes only and because of their *pro forma* nature, may not give a fair reflection of a shareholders position after the offer.

	Note	Before	After	Change
Market value (cents per share)	1	5 800	7 395	27.50%
30-day VWAP (cents per share)	1	6 428	8 186	27.35%
Earnings (cents per share)	2	743	646	(13.06%)
Headline earnings (cents per share)	2	742	636	(14.29%)
Net asset value (cents per share)	3	4 127	3 828	(7.24%)
Net tangible asset value (cents per share)	3	3 189	1 926	(39.60%)
Dividend (cents per share)	4	253	413	63.24%

Dividend yield (%)	4	4.35%	5.58%	1.23
Premium to market value (%)			41.05%	
Premium to 30-day value weighted average price (%)			27.34%	

Notes

1. The "Before" column sets out the market price, which is based on Ellerines' closing price on Friday, 17 August 2007, and the 30-day volume weighted average price ("VWAP") up to and including Friday, 17 August 2007, being the date immediately preceding the joint cautionary announcement. The "After" column sets out the *pro forma* market value attributable to 255 ABIL shares per 100 Ellerines shares on the basis of its market price and VWAP over the same period assuming no change in the ABIL market price following the implementation of the offer.
2. The "Before" column sets out Ellerines' earnings per share ("EPS") and headline earnings per share ("HEPS") for the year ended 31 August 2006. The "After" column sets out the *pro forma* EPS and HEPS per 255 ABIL shares for each 100 Ellerines shares, based on the assumption that the share exchange was in effect from 1 September 2005 and the ABIL results incorporates the earnings of Ellerines for the year ended 31 August 2006 and based on an assumed total weighted average number of 803.20 million ABIL shares in issue (net of approximately 9 392 653 Ellerines treasury shares).
3. The "Before" column sets out the net asset value ("NAV") and net tangible asset value ("NTAV") per Ellerines share as at 31 August 2006. The "After" column sets out the *pro forma* NAV and NTAV based on 255 ABIL shares for every 100 Ellerines shares held, adjusted for the share exchange, on the assumption that the offer became effective on 31 August 2006. The excess of the share consideration over Ellerines' NAV as well as trademarks, have been excluded in calculating the NTAV, in all other cases this amount has been notionally capitalised as goodwill in determining the above financial effects. This excess will have to be reviewed in terms of IFRS 3 – Business Combinations before it can be concluded that the full excess amount relates to goodwill.
4. The "Before" dividend yield is based on the dividend per share of Ellerines paid in the second half of the 2006 financial year and the first half of the 2007 financial year, divided by "Before" market value. The "After" dividend yield is based on the sum of the dividend per share of Ellerines paid in the second half of the 2006 financial year and the first half of the 2007 financial year and the dividend per share of ABIL paid in the second half of the 2006 financial year and the first half of the 2007 financial year divided, by the "After" market value.
5. The above financial effects are based on the shares that will be received by an Ellerines shareholder, net of the BEE reserved shares. The potential dilutionary effect of the BEE reserved shares have been included in the above calculations, apart from the once-off upfront costs on earnings in terms of IFRS 2 and IFRIC 8 – Share Based Payments.
6. No adjustment has been made for the one month difference between ABIL and Ellerines' financial year ends as the effect of this is considered to be immaterial.
7. The financial effects are based on historic twelve months audited results due to the cyclical nature of the two businesses, which would have presented a distorted view if the financial effects were based on the six months interim periods.

Bedfordview
12 September 2007

Investment bank and sponsor
Nedbank Capital

Independent reporting accountants and auditors
Grant Thornton

Independent professional expert
KPMG Inc.

Attorneys
Cliffe Dekker

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1946/021193/06)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code : ABLP ISIN: ZAE000065215
("ABIL")

ELLERINE HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1968/013402/06)
Share code: ELH ISIN: ZAE000022752
("Ellerines")

ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER FOR THE ENTIRE ISSUED ORDINARY SHARE CAPITAL OF ELLERINES AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

1. Introduction

Further to the detailed joint cautionary announcement released on SENS on Monday, 20 August 2007, ABIL and Ellerines shareholders are advised that ABIL and Ellerines have now completed satisfactory reciprocal due diligence investigations on each others businesses. Accordingly ABIL has submitted to the board of directors of Ellerines a notice of its firm intention to make an offer ("the offer") to acquire the entire issued ordinary share capital of Ellerines (other than approximately 9 392 653 treasury shares owned within the Ellerines group ("the excluded treasury shares")).

2. Terms and mechanism of the offer

ABIL is proposing to acquire, by way of a scheme of arrangement ("the Scheme") in terms of section 311 of the Companies Act, No. 61 of 1973, as amended (the "Companies Act"), and subject to the conditions detailed in paragraph 6 below, the entire issued ordinary share capital of Ellerines, other than the excluded treasury shares. The offer has been based on a valuation of R85.00 per Ellerines ordinary share which ABIL intends to settle by way of an issue of new ABIL ordinary shares.

Based on the valuation of R85.00 per Ellerines ordinary share and the 30-day volume weighted average price ("VWAP") of ABIL, as at close of business on Friday, 17 August 2007 (being the date on which the price for the initial proposal was determined by ABIL) of R32.10, the purchase consideration translates into an exchange ratio of 265 ABIL ordinary shares per 100 Ellerines ordinary shares.

In order to maintain the current level of BEE ownership in ABIL, ABIL will reserve 3.75% of the purchase consideration ("BEE reserved shares"). These shares are to be used to facilitate a BEE programme (similar to ABIL's Eyomhlaba programme) targeted at the current Ellerines business and its stakeholders, which will be implemented shortly after the operative date of the Scheme.

Accordingly, after deducting the BEE reserved shares, Ellerines shareholders would receive a net purchase consideration of 255 ABIL ordinary shares per 100 Ellerines ordinary shares.

Based on the latest information available, Ellerines has approximately 124 975 732 ordinary shares in issue, which after deducting the excluded treasury shares, leaves approximately 115 583 079 Ellerines ordinary shares to be acquired in terms of the offer. Accordingly, based on the gross exchange ratio of 265 ABIL ordinary shares per 100 Ellerines shares, ABIL will issue approximately 306 295 159 new ordinary shares pursuant to the offer.

The purchase consideration results in the following premiums to Ellerines' shareholders:

	Premium based on gross consideration	Premium net of BEE reserved shares
Based on closing price of R58.00 on 17 August 2007	47%	41%
Based on 30 day VWAP to 17 August 2007 of R64.28	32%	27%

The boards of both ABIL and Ellerines have agreed that since the operative date of the proposed Scheme is expected to be after each company reports its year end results, the parties would be entitled to pay a final dividend out of the second half results, provided such dividend record date is prior to the operative date for the Scheme. Furthermore, it has been agreed that such dividends should be based on the respective dividend cover ratios (using headline earnings attributable to ordinary shareholders for the second half of the financial year) of each company for its most recent interim results, being 1.20 times for ABIL and 2.85 times for Ellerines. If either party declares a final dividend which results in the respective dividend cover ratio being less than the limits set out above, an equitable adjustment to the switch ratio will be made prior to the operative date of the Scheme to compensate the other party, provided that an adjustment will only be made if it results in a change to the exchange ratio of at least 1 ABIL share per 100 Ellerines shares.

Other than as contemplated above, the offer has been based on the assumption that no other dividend, distribution or similar payment is declared or made to ordinary shareholders, including the buyback of ordinary shares, by either party between the date of the offer and the operative date of the Scheme. For purpose of clarity, the above restrictions do not apply to the issued preference shares of ABIL.

3. Financial effects on ABIL shareholders

The unaudited *pro forma* financial effects of the offer on ABIL ordinary shareholders set out below are based on the 12 month period to 30 September 2006 and the Ellerines results on the 12 month period to 31 August 2006. The unaudited *pro forma* financial effects are the responsibility of the board of directors of ABIL and have been prepared for illustrative purposes in order to assist shareholders of ABIL in assessing the effects of the offer on earnings, headline earnings, net asset value and net tangible asset value (adjusted for the elimination of goodwill) per share.

The unaudited *pro forma* financial effects of the offer on ABIL ordinary shareholders are set out below:

	Before the acquisition	**Change due to the acquisition**	**After the acquisition**	**% Change**
Earnings per ordinary share (cents)	229.5	23.8	253.3	10.4
Headline earnings per ordinary share (cents)	223.3	26.0	249.3	11.7

Net asset value per ordinary share (cents)	444.1	1,053.9	1,498.0	>100
Net tangible asset value per ordinary share (cents)	444.1	311.1	755.2	70.0
Number of shares in issue (millions)	496.9	306.3	803.2	61.6
Weighted average number of shares in issue (millions)	496.7	306.3	803.0	61.7

The assumptions underlying the unaudited *pro forma* financial effects of the offer on ABIL shareholders are set out below:

1) The financial information in the "Before the acquisition" column has been based on:
   - For income statement purposes, ABIL's published and audited income statement for the 12 month period ended 30 September 2006; and
   - For balance sheet purposes, on ABIL's published and audited balance sheet as at 30 September 2006.
2) The unaudited *pro forma* income statement of ABIL has been prepared assuming that ABIL acquired Ellerines with effect from 30 September 2005 for income statement purposes.
3) The unaudited *pro forma* balance sheet of ABIL has been prepared assuming that the acquisition was effected on 30 September 2006 for balance sheet purposes.
4) The number of shares in issue (including the BEE reserved shares) increases by approximately 306.3 million as a result of the acquisition.
5) No adjustment has been made for the one month difference between ABIL and Ellerines financial year-ends as the effect of this is considered to be immaterial.
6) The financial effects are based on historic 12 month audited results to 30 September 2006 due to the cyclical nature of the two businesses, which would have presented a distorted view if the financial effects were based on the 6 months results to 31 March 2007.

4. Financial effects on Ellerines shareholders

The financial effects on Ellerines shareholders will be announced upon the receipt by the board of Ellerines of the opinion by KPMG (referred to in paragraph 7 below) that the terms of the offer are fair and reasonable. The announcement will be published during the course of the week beginning 10 September 2007.

5. Shareholder support

Following the detailed cautionary announcements on Monday, 20 August 2007, ABIL and Ellerines have held discussions with a number of their respective major shareholders, who have indicated strong support for the offer.

6. Conditions precedent

The offer is, *inter alia*, subject to the fulfilment or waiver (where appropriate) of the following conditions precedent:

- the independent professional expert to Ellerines expressing an opinion that the terms of the offer are fair and reasonable to Ellerines shareholders;
- the requisite majority of votes being cast in favour of the offer (including the placing of the BEE reserved shares under the authority and control of the ABIL board) at an ABIL shareholders' meeting;
- the High Court of South Africa authorising the convening of a Scheme meeting of Ellerines shareholders;
- the Scheme being approved by a majority representing not less than three-fourths of the votes exercisable by the scheme members present and voting, either in person or by proxy, at the scheme meeting;
- the sanctioning of the Scheme by the High Court;
- a certified copy of the Order of Court sanctioning the Scheme being registered by the Registrar of Companies in terms of the Companies Act; and
- all applicable regulatory and statutory approvals being obtained including the approval of :
    - the Registrar of Banks;
    - the Financial Services Board;
    - the JSE Limited and the Securities Regulation Panel;
    - the South African Reserve Bank; and
    - the Competition Authorities.

7. Independent professional expert

KPMG Services (Pty) Ltd ("KPMG") has been appointed by the board of directors of Ellerines to advise on whether the terms of the offer are fair and reasonable to the Ellerines shareholders. KPMG's opinion will be finalised in due course and a copy of that opinion will be contained in the circular to Ellerines shareholders referred to in paragraph 10 below.

8. Board of directors of ABIL

The board of directors of ABIL has considered the terms and conditions of the offer and unanimously recommend that ABIL shareholders vote in favour of the offer at the ABIL general meeting to be convened for the purposes of considering, and, if deemed fit, approving the proposed acquisition. All of the directors of ABIL who own shares in ABIL intend to vote in favour of the resolutions to be proposed at the ABIL general meeting.

9. Board of directors of Ellerines

The board of directors of Ellerines has considered the offer submitted by ABIL and the results of the due diligence carried out on ABIL, and, subject to the receipt of the opinion by KPMG (referred to in paragraph 7 above) that the terms of the offer are fair and reasonable, intends to recommend the offer to Ellerines shareholders.

10. Salient dates and documentation

Circulars containing details of the offer and the Scheme will be posted to shareholders of the respective companies in due course. A further announcement setting out the salient dates of the offer and the Scheme will be made in due course.

11. Withdrawal of joint cautionary announcement

ABIL and Ellerines shareholders are advised that, as a result of the publication of this announcement, the relevant joint cautionary announcement is now withdrawn.

Midrand Bedfordview
5 September 2007

Merchant bank and transaction sponsor to ABIL
FirstRand Bank Limited, acting through Rand Merchant Bank Corporate Finance

Attorneys to ABIL
Prinsloo, Tindle & Andropoulos Inc.

Investment bank and sponsor to Ellerines
Nedbank Capital Corporate Finance

Attorneys to Ellerines
Cliffe Dekker

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1946/021193/06)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code : ABLP ISIN: ZAE000065215
("ABIL")

ELLERINE HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1968/013402/06)
Share code: ELH ISIN: ZAE000022752
("Ellerines")

PROPOSED ACQUISITION BY ABIL OF THE ENTIRE ISSUED ORDINARY SHARE CAPITAL OF ELLERINES AND CAUTIONARY ANNOUNCEMENT

1. Introduction

ABIL and Ellerines shareholders ("shareholders") are advised that ABIL has submitted a letter to the board of directors of Ellerines wherein ABIL has expressed its interest in acquiring the entire issued ordinary share capital of Ellerines ("the Transaction"). The Board of Ellerines has considered the letter, is supportive of the strategic rationale, and believes there is merit in progressing the Transaction. Accordingly, both Ellerines and ABIL have permitted due diligence investigations to commence on each other.

Shareholders should note that the abovementioned letter does not constitute a notice of firm intention to make an offer. The making of such an offer will be dependent *inter alia* upon the successful outcome of the due diligence exercises.

2. Purchase consideration

The proposed purchase consideration for the Transaction has been based on an offer price of R85.00 per Ellerines ordinary share, which translates into R9.85 billion. ABIL intends to settle the purchase consideration by way of an issue of new ABIL ordinary shares.

Based on the 30-day volume weighted average price ("VWAP") of ABIL, as at close of business on 17 August 2007, of R32.10, the purchase consideration translates into an exchange ratio of 265 ABIL ordinary shares per 100 Ellerines ordinary shares.

In order to maintain the current level of BEE ownership in ABIL, after the new issue of shares, ABIL is proposing to reserve 3.75% of the purchase consideration ("BEE reserved shares"). These shares are to be used to facilitate a BEE programme (similar to ABIL's Eyomhlaba programme) targeted at the Ellerines business, its preferred BEE partners and its other stakeholders, which will be implemented shortly after the conclusion of the Transaction.

Accordingly, after deducting the BEE reserved shares, Ellerines shareholders would receive a net purchase consideration of 255 ABIL ordinary shares per 100 Ellerines ordinary shares.

The following table sets out the details of the purchase consideration

	Value R Millions	Exchange Ratio Note 1	ABIL shares to be issued Millions
Gross valuation	9 850	265	307
BEE reserved shares	(372)	(10)	(12)
Net consideration	9 478	255	295

Note 1 - number of new ABIL ordinary shares per 100 Ellerines ordinary shares

The purchase consideration of R85.00 (R81.81 after the BEE reserved shares) results in the following premiums to Ellerines shareholders:

	Premium based on gross consideration	Premium net of BEE reserved shares
Based on Ellerines closing price of R58.00 on 17 August 2007	47%	41%
Based on Ellerines 30 day VWAP to 17 August 2007 of R64.28	32%	27%

3. ABIL's rationale for the Transaction

ABIL believes that the recent introduction of the National Credit Act ("NCA") will have a profound effect on the landscape of the credit markets in South Africa, particularly within ABIL's target market. ABIL believes that, over time, the NCA will result in greater competition, a wider variety of choice and utility, and generally a lower cost of credit to consumers, which in turn will grow the size of the market.

It is ABIL's intention to continue to grow its business to significant scale so that it can further lower the cost of credit to its clients and accelerate the innovation of new credit products and risk underwriting models to be a frontrunner in the changing landscape of the credit markets. To this end ABIL has been pursuing a growth strategy in terms of the number of clients it services, and the size of its advances book. To date, this has been achieved largely through ABIL's risk segmentation and price differentiation strategy, (which, particularly for lower risk clients, has resulted in larger loans for longer terms being offered), the lowering of the cost of credit to its clients and an expanded distribution network of branches.

ABIL believes that the credit furniture retail market offers attractive growth opportunities, and that Ellerines offers a strong strategic fit to pursue these strategies. The Ellerines group is a successful and established retail business operating a number of well known household brands through some 1 300 outlets. In its retail credit divisions, the Ellerines group sells furniture, appliances and electronic goods largely on credit to clients that fit within the market that ABIL targets. ABIL estimates that approximately 70% of Ellerines' profits are derived from its financial services activities (credit and insurance) and 30% from its retail activities.

It is ABIL's belief that over time the credit activities of retailers will become increasingly disintermediated. At present however, the retailing of furniture and the provision of related credit are inextricably linked. Furthermore, whilst vulnerable to change under the credit markets, the furniture retailers have a strong point-of-sale advantage and a loyal client base.

The joining of the two businesses under a single ownership structure will optimise the opportunities to play a leading role in the reshaping of the retail and financial services offering to this market. Ellerines has a proven and experienced retail expertise, and ABIL is confident that the retail business will continue to grow and increase its market share, powered by an enhanced financial services offering.

4. Ellerines' rationale for the Transaction

Expansion of financial services is a stated strategic priority of Ellerines and the Ellerines group has spent the past 30 months exploring numerous possibilities in this regard. Identification of an ideal partner and an optimal structure has proven to be extremely difficult.

Ellerines believes that financial services forms the backbone of its "customer for life" strategy and that the retail business can benefit significantly by complementary financial services offerings.

Ellerines' vision has for some time contemplated the creation of a powerful consumer finance organisation, capable of offering a wide range of consumer finance, insurance and banking products. At the same time, the Ellerines group has been highly concerned about the ongoing loss of its traditional credit retail customers to the banking sector, and has been actively seeking ways of taking advantage of this movement.

The Ellerines Board believes that this Transaction with ABIL offers the perfect opportunity to fulfil its strategic objectives, stem the loss of retail credit customers and provides the ideal platform, to address the growing burden of regulatory compliance and to rapidly expand the Ellerines group's reach and range of financial services products. ABIL's proven expertise in credit risk optimisation and its highly effective analytics expertise will provide a significant boost to Ellerines' credit capabilities. Ellerines also shares ABIL's views in striving to lower the cost of credit. The Ellerines' board believes that ABIL provides an excellent fit with the group.

5. Benefits from the Transaction

The major opportunities and advantages that emerge from the combining of the two groups are as follows:

- greater critical mass for the financial services business of the combined group. The combining of the two groups will double the joint client base to more than two million active credit clients and increase the gross advances book to approximately R16 billion. The benefits of this critical mass will allow the group to become more cost efficient and thereby allow it to further reduce the cost of credit to the market;

- a greater distribution footprint with over 1 900 branches and outlets, compared to ABIL's existing 600 branches and outlets, improving client accessibility and service;

- the ability to introduce ABIL's greater price and risk differentiation underwriting models into the Ellerines distribution channel. This creates greater credit capacity for lower risk clients, which in turn creates greater purchasing power and increased market share;

- improved product offerings and flexibility for Ellerines clients. ABIL intends to implement and further innovate its card-based technology to offer retail clients a more flexible credit offering with greater convenience. This will also give ABIL the opportunity to achieve critical mass in its card operations;

- Ellerines operates in a wider target market than ABIL and unlike ABIL has gained experience in lending to clients that are informally employed and/or who do not have bank accounts. This will enable ABIL to expand its target market through the increased distribution footprint and gain experience in these areas; and

- ABIL estimates that there is approximately R2 billion of surplus capital in Ellerines that can over time be more effectively funded via debt and Tier 2 capital instruments. This in turn will lower the weighted average cost of capital, enabling more competitive product pricing to the credit markets.

6. Conditions precedent

A notice of firm intention to make an offer by ABIL will be subject to the satisfactory completion of due diligence investigations by ABIL and Ellerines on each other's businesses and the initial support of the Transaction by the Board of Ellerines.

The parties have agreed that there would be no price adjustment if the results of either due diligence investigation reflect a decrease in the most recent reported net asset value of either of the respective businesses of 5% or less of such reported values. In the case of Ellerines this would amount to approximately R250 million and in the case of ABIL approximately R100 million.

In the event that ABIL and Ellerines proceed with the Transaction, it will be subject to, *inter alia*, the fulfilment or waiver of the following conditions precedent:

- the independent external adviser to Ellerines expressing an opinion that the offer is fair and reasonable to Ellerines shareholders
- obtaining the requisite shareholder approvals;
- obtaining the requisite regulatory approvals to the extent necessary from, *inter alia*:
    - the Registrar of Banks, who has already given an "in principle" approval for the Transaction;
    - the Financial Services Board;
    - the JSE Limited and the Securities Regulation Panel;
    - the South African Reserve Bank; and
    - the competition authorities.

7. Further announcement and cautionary

A further announcement containing details of the Transaction will be released on SENS and published in the press in due course.

Shareholders are advised to exercise caution when dealing in their ABIL and/or Ellerines shares until a further announcement is made.

Conference call

Leon Kirkinis, ABIL CEO, will conduct a conference call for investors on Tuesday, 21 August 2007.

Participants are invited to download a slide presentation from the company's website prior to the conference call at www.africanbank.co.za.

Conference call times:

South Africa: **16:00**

United States: **10:00 Eastern Time**

United Kingdom: **15:00**

Access numbers for participants dialling from their country:

South Africa	Toll	011 535 3600
	Toll Free	0800 200 648
United States	Toll	1 412 858 4600
	Toll Free	1800 860 2442
United Kingdom	Toll Free	0800 917 7042

Playback

A replay of the recording will be available for 48 hours until 23 August 2007, should you be unable to participate in the call and wish to listen to the announcement.

Midrand Bedfordview
20 August 2007

Merchant Bank and transactional sponsor for ABIL
FirstRand Bank Limited, acting through Rand Merchant Bank Corporate Finance

Attorneys to ABIL
Prinsloo, Tindle & Andropoulos Inc.

Investment Bank and transactional sponsor for Ellerines
Investec Corporate Finance

Attorneys to Ellerines
Cliffe Dekker

Sponsor to Ellerines
Nedbank Capital

ABIL ISSUES R300 MILLION TIER II CAPITAL BOND

07 August 2007

African Bank Limited ("African Bank"), a wholly-owned subsidiary of ABIL has issued a R300 million, floating rate subordinated unsecured capital note ("ABLS1 bond") through its existing Domestic Medium-term Note(DMTN) programme.

African Bank Investments Limited
(Registration Number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary Share Code : ABL ISIN : ZAE000030060
Preference Share Code : ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

ABIL ISSUES R300 MILLION TIER II CAPITAL BOND

African Bank Limited ("African Bank"), a wholly-owned subsidiary of ABIL has issued a R300 million, floating rate subordinated unsecured capital note ("ABLS1 bond") through its existing Domestic Medium-term Note(DMTN) programme. The ABLS1 bond, which will qualify as regulatory Tier II capital, has a 10-year maturity and is callable by the issuer after 5 years, subject to approval by the Registrar of Banks. The ABLS1 bond to be issued on 8 August 2007, will carry a coupon of 3-month JIBAR plus 160 basis points, payable quarterly in arrears, and will step up to 3-month JIBAR plus 360 basis points if not called after the initial 5-year period ("the Transaction").

The Transaction was initiated by Investec Asset Management, who was also the sole subscriber in the private placement of the bonds. The bonds have been issued in terms of African Bank's long-term capital management programme in order to optimise the weighted average cost of capital of the group.

This issue is the 7th successful issue of bonds under African Bank's DMTN programme, for which Nedbank Capital is the Lead Manager and Arranger, since it was created in 2001.

For further information please contact David Woollam on 011 256 9234.

Midrand
7 August 2007

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

01 August 2007

The positive trading environment experienced for the first six months of the financial year continued into the quarter ending 30 June 2007.

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number: 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL")

TRADING UPDATE FOR THE THIRD QUARTER ENDING 30 JUNE 2007

The positive trading environment experienced for the first six months of the financial year continued into the quarter ending 30 June 2007. Further price reductions, a strong demand for credit and a smooth transition to the last provisions of the National Credit Act (NCA) have translated into significant growth in sales and advances, whilst credit quality has remained within expected parameters.

The substantive provisions of the NCA became effective on 1 June 2007. ABIL has been preparing for the NCA for the last 2 years and implemented many of the changes required prior to the effective date. The remaining changes were successfully implemented on the 1 June 2007 with no disruptions being experienced. Accordingly, the month of June 2007 was business as usual, resulting in sales of new loans for the month being 29% higher than June 2006, despite a further tightening of credit criteria to higher risk clients.

One of the benefits of the NCA is the ability to extend loans for qualifying clients beyond the R10 000, 36-months limit previously set under the Usury Act Exemption Notice. In anticipation, ABIL has been shifting its portfolio to larger, longer-term loans at lower prices over the past year. In June 2007, ABIL further reduced prices (bringing the last remaining products under the price caps set by the NCA) and extended the loan sizes and term limits for a number of risk groups. This has resulted in a normalisation of the distribution of loan sizes and the average term of loans granted has increased from 27 months to 30 months. Loans in excess of R10 000 comprised 15% of sales in December 2006, 17% of sales in March 2007 and 57% of sales in June 2007.

Sales of new loans granted for the quarter grew by 32% over the equivalent quarter last year, and grew by 23% in the nine months to 30 June 2007. The growth in advances again exceeded the growth in sales and this trend is expected to remain intact for the foreseeable future. Consequently, advances grew by an annualised 34% in the nine months from R7,7 billion to R9,7 billion.

Asset quality has remained stable over the past quarter with vintages performing within the group's targeted range. Volume growth continues to be weighted towards medium and low risk clients. NPLs as a percentage of gross advances at 26,6%, continued to reduce as a result of the rapid growth in advances (September 2006: 28,6%) and NPL coverage remained steady at 64,2% (March 2007: 64,1%). Write-offs at an annualised 7,8% have started to normalise in line with long-term trends. The national strike by government employees has had a negligible impact on credit quality.

Operating costs and yields continue to perform in line with full year targets.

ABIL is confident that its growth strategies continue to bear fruit and that the environment remains conducive to achieving the financial objectives it set for the full financial year. Given the robust advances growth over the last nine months, the group has revised its advances growth target for the full financial year from 30% to approximately 34%, whilst the total yield earned on average gross advances for the year is expected to fall by approximately 5%, in line with previously communicated guidance.

On behalf of the board

1 August 2007

This announcement, together with a short presentation, is available on the African Bank Investments Limited website at **http://www.africanbank.co.za.**

CONFERENCE CALL

Leon Kirkinis, CEO, will conduct a conference call for investors on Wednesday, 01 August 2007.

Participants are invited to download a slide presentation from the company's website prior to the conference call.

CONFERENCE CALL TIMES:

South Africa: 15:30

United States: 09:30 Eastern Time

United Kingdom: 14:30

Access numbers for participants dialling from their country:

South Africa

Toll

Toll Free

011 535 3600

0800 200 648

United States

Toll

Toll Free

1 412 858 4600

1800 860 2442

United Kingdom

Toll Free

0800 917 7042

Board of directors

AS Mabogoane (Chairman), G Schachat (Deputy chairman)*, L Kirkinis (CEO)*, A Fourie*, DB Gibbon, BD Goba, MC Mogase, R Naidoo, TM Sokutu*, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambique), A Tugendhaft, DF Woollam*

* executive

Group secretary: S Martin

Registered office: 59 16th Road, Midrand, 1685

Investor relations: Gary Rowe

Telephone +2711 256 9147

growe@africanbank.co.za

Share transfer secretaries

Link Market Services SA (Pty) Limited

11 Diagonal Street, Johannesburg, 2001

PO Box 4844, Johannesburg, 2000

Telephone +27 11 834 2266
africanbank@linkmarketservices.co.za

DEALINGS BY DIRECTORS - 24 JULY 2007

24 July 2007

ABIL advises that, in accordance with the Listings Requirements of the JSE Limited, it has been informed of the following dealing by a director:

AFRICAN BANK INVESTMENTS LIMITED
Incorporated in the Republic of South Africa
Registered bank controlling company
Registration number 1946/021193/06
Share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215
("ABIL")

DEALINGS BY DIRECTORS

ABIL advises that, in accordance with the Listings Requirements of the JSE Limited, it has been informed of the following dealing by a director:

Director: David Woollam
Company: ABIL
Office held: Executive Director
Nature of transaction: Sale of shares
Number of shares: 240 000
Average sales price: 3316 cps
Date of Transaction: 23 July 2007
Total value of Transaction: R7 958 736.00
Security class: Ordinary shares
Nature and extent of director's interest: Direct Beneficial
Clearance :The required clearance per rule 3.66 was obtained

David Woollam still holds 1 200 000 ABIL shares after the transaction.

Midrand
24 July 2007
Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

DEALING BY DIRECTOR

15 June 2007

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215
("ABIL")

DEALING BY DIRECTOR

ABIL advises that, in accordance with the Listings Requirements of the JSE Limited, it has been informed of the following dealing by a director:

Director: Leon Kirkinis
Company: ABIL
Office held: CEO
Nature of transaction: Purchase of shares
Number of shares: 250 000
Average Purchase price: 3163.30 cps
Dates of Transaction: 14 June 2007
Total value of Transaction: R7 908 250.00
Security class: Ordinary shares
Nature and extent of
director's interest: Indirect Beneficial
Clearance: The required clearance per rule 3.66 was obtained

Midrand
15 June 2007
Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

14 June 2007

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code : ABL ISIN : ZAE000030060
Preference share code : ABLP ISIN : ZAE000065215
("ABIL")

ABIL ISSUES R1,05 BILLION, SENIOR UNSECURED 5-YEAR BOND

African Bank Limited, a wholly-owned subsidiary of African Bank Investments Limited has issued R1,05 billion senior unsecured bonds, with a coupon of 10,25% per annum, paid semi-annually and with a redemption date of 18 June 2012 (ABL6).

The ABL6 bond will be listed on the Bond Exchange of South Africa (BESA) on 18 June 2007. The bonds were issued at a credit spread of 190bps above the government benchmark R201 bond, or 172bps over the BEASSA 5-year risk free rate.

The bond issue was arranged and led by Nedbank Capital, a division of Nedbank Limited, and is the sixth tranche of senior unsecured bonds under the R5 billion domestic medium term note programme.

For further information please contact David Woollam on 011 256 9234.

Midrand
13 June 2007

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

DIRECTORS' DEALINGS - EYOMHLABA

05 June 2007

African Bank Investments Limited
(Registration Number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary Share Code : ABL ISIN : ZAE000030060
Preference Share Code : ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

ABIL advises that, in accordance with the Listings Requirements of the JSE Limited, it has been informed of the following purchase of securities in Eyomhlaba Investment Holdings Limited ("Eyomhlaba"), ABIL's black equity ownership programme. The purchase represents an indirect investment in ABIL. Eyomhlaba currently holds 32 million ABIL ordinary shares, representing 6,4% of the company.

Director :Mutle Mogase
Company :Eyomhlaba, ABIL's black equity
ownership programme
Office held :Non-executive director of ABIL
Nature of transaction :Purchase of Eyomhlaba shares
Number of shares :2 000 000
Percentage holding in Eyomhlaba :5,0%
Purchase price per Eyomhlaba share: 286 cents
Value of transaction :R5 720 000
Dates of Transaction :4 June 2007
Security class :Ordinary Eyomhlaba shares
Nature and extent of
director's interest :Direct Beneficial
Clearance :The required clearance per rule
3.66 was obtained

Midrand
4 June 2007
Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Affordable
Responsible
Convenient



AR/S
9-30-07

AFRICAN
BANK

African Bank Investments Limited

Reviewed Annual Results and Investment Analyst Presentation

for the year ended 30 September 2007

Profile

African Bank Investments Limited (ABIL) is a publicly quoted bank-controlling company listed on the JSE Limited.

ABIL's purpose is to provide our clients with unsecured credit that is affordable, responsible and convenient.

We do this by unlocking access to credit through risk innovation, growing successful initiatives to market dominance and driving down the cost of credit.

ABIL services approximately 1,5 million clients through its 550 branches and 3 000 staff members and currently has an advances book totalling R11 billion.

African Bank Investments Limited

INVESTMENT ANALYST PRESENTATION

for the year ended 30 September 2007



AFRICAN BANK



African Bank Investments Limited

Results for the year ended 30 September 2007

AFRICAN BANK
Your Credit Bank

Notes

Presentation contents

AFRICAN BANK

- Strategy
- Overview of the results
- Underwriting margins, risk and costs
- Sales and advances
- Credit quality
- Capital and funding
- Outlook

2

Our purpose is to…

AFRICAN BANK

Provide our clients with unsecured credit that is affordable, responsible and convenient.

We do this by unlocking access to credit through risk innovation, growing successful initiatives to market dominance and driving down the cost of credit.

3

Notes

A breakout year in ABIL's evolving strategy …

AFRICAN BANK

- Price volume elasticity strategies showing positive results
  - Continued refinement of risk differentiated underwriting models
  - Further price cuts implemented, leading to strong volume growth


P1
P2
V1
V2
VOLUME

As Price falls (P1 to P2) Volume lifts (V1 to V2)

- Early adoption of NCA created space for new opportunities
  - Expansion of loans sizes and term beyond R10 000 and 36 months
  - Expansion of credit card offering – 157 000 cards in issue
  - Offer to acquire 100% of Ellerines business
- Tighter credit and affordability requirements for higher risk clients

Focus on providing greater value to clients ....

AFRICAN BANK

- Reducing the cost of credit to clients
- Improving access to credit through a pervasive distribution footprint
- Credit offers tailored by risk segment to match clients needs
- Greater focus on client service levels - turnaround times, acceptance rates and convenience
- Driving an industry wide initiative to create a mechanism to assist clients in financial distress through a voluntary debt mediation process

Active client base increases by 20% (240 000) to 1,5 million

5

Notes

The Ellerines transaction

AFRICAN BANK

- Offer to acquire 100% of Ellerines has received all necessary approvals, except for that from Competition Authorities
- Allows the ABIL group to leapfrog its growth strategy
  - R17bn in gross advances
  - Over 2,4m credit active clients
  - 1 900 branches and outlets
- ABIL will roll out its price and risk differentiated strategies in Ellerines
- R2bn additional gearing in the balance sheet will reduce the weighted average cost of capital
- Operating cost and scale efficiencies will reduce the cost to advances ratio

Creates opportunity to provide an enhanced value proposition to the greater group's customers

6

Overview of the results

AFRICAN BANK



Notes

The operating environment

AFRICAN BANK

- Increased competitive credit supply activity leading up to the introduction of the NCA on 1 June'07
- Signs of pullback post 1 June 2007 – caused by tighter affordability requirements and lack of readiness by some credit providers
- Artificial regulatory barriers removed by NCA resulting in credit markets beginning to converge
- Higher risk segments continue to feel the strain of the current credit cycle
- Rising inflationary effect on living expenses offset to a certain extent by lagged wage increases
- Continued demographic shifts to higher LSM segments

8

Risk differentiation and price elasticity impact evident

AFRICAN BANK

Loan value concentration by term and yield
December 06 and October 07



High risk
Medium risk
Low risk
160%
140%
120%
100%
80%
60%
40%
20%
0%
Avg IRR
0
10
20
30
36
40
50
60
Term

9

Notes

And combined with a continuing shift to lower risk clients …

AFRICAN BANK

Debit order sales by risk grouping



300
250
200
150
100
50
0
R million
High
Medium
Low
Mar 2005
Mar 2006
Mar 2007
Sept 2007

10

… have kept affordability of approved clients steady …

AFRICAN BANK

Average total instalments per client as percentage of net income



80%
70%
60%
50%
40%
30%
20%
10%
0%
Jan'06
Feb'06
Mar'06
Apr'06
May'06
Jun'06
Jul'06
Aug'06
Sep'06
Oct'06
Nov'06
Dec'06
Jan'07
Feb'07
Mar'07
Apr'07
May'07
Jun'07
Jul'07
Aug'07
Sept'07
Approved
Declined

11

Notes

… and have contributed to these operational features …

AFRICAN BANK

Objective	Target for 2007	Actual
Sales growth	20% - 25%	31%
Advances growth	34%	41%
Decline in yield on advances	5%	5%
Bad debt to advances	8,5% - 9,5%	8,9%
Cost to advances	<12,5%	11,8%

12

… which resulted in HEPS of 268 cps and dividends of 225 cps

AFRICAN BANK



Headline earnings per share + 20%
300
250
200
150
100
50
0
cents
140
162
202
223
268
2003
2004
2005
2006
2007



Ordinary dividends per share +12,5%
250
200
150
100
50
0
cents
100
53
100
2003
2004
2005
2006
2007
Ordinary
Special

13

Notes

RoA beginning to react to pricing reductions, but gearing continuing to lift RoE

AFRICAN BANK



Return on assets of 13,5%
16
14
12
10
8
6
4
2
0
%
10.6
11.6
13.0
14.2
13.5
2003
2004
2005
2006
2007



Return on equity of 60,6%
70
60
50
40
30
20
10
0
%
2003
2004
2005
2006
2007

14

... economic profit* growing by 24%

AFRICAN BANK

- Economic profit a real test of value creation, encapsulating growth and RoE
- Targeted economic profit growth of 21% (CPI + 15%) vs. actual growth of 24%



R million
1 200
1 000
800
600
400
200
260
397
602
808
1 004
2003
2004
2005
2006
2007

* *Headline earnings less a charge for cost of capital*

15

Notes

Underwriting margins, risk and costs

AFRICAN BANK



Pricing building blocks - an historical view

AFRICAN BANK



Total yield %
60
50
40
30
20
10
0
51.9
45.3
38.1
32.7
9.0
18.0
7.4
15.3
8.9
11.8
9.5
7.5
2000/2
2003/5
2007
M/T target
WACC Cost Risk Total

Contribution to pricing



%
120
100
80
60
40
20
0
17.3
34.7
16.6
33.7
23.4
30.9
29.1
22.9
2000/2
2003/5
2007
M/T Target
WACC
Cost
Risk

WACC based on 30% RoE hurdle, and converted to pre-tax equivalent

17

Notes

Price reductions beginning to feed through total yield

AFRICAN BANK

Income and yield



R million
5 000
4 000
3 000
2 000
1 000
All-in-yield %
70
65
60
55
50
45
40
35
2 866
3 075
3 383
3 844
4 547
43.0
49.2
54.6
53.8
49.2
2003
2004
2005
2006
2007
Revenue Total income yield (%)

Advances mix



%
100
80
60
40
20
0
59
42
24
14
9
2003
2004
2005
2006
2007
Low yield (Saambou, Persal and Payroll)
High yield (Retail, Mining, Credit card and Std Bank JV)

18

Continued focus on costs

AFRICAN BANK



1 200
1 000
800
600
400
200
R million
1 036
946
35
916
119
929
65
1 026
2003
2004
2005
2006
2007
Operating cost
Long-term incentive costs (IFRS 2)

19

Notes

Higher volumes improve cost efficiencies and allow for better risk absorption

AFRICAN BANK

Bad debt vs operating costs



20
15
10
5
0
% of avg advances
15.5
15.1
15.4
14.7
11.8
6.7
7.7
7.9
8.5
8.9
2003
2004
2005
2006
2007
Cost to advances
Bad debt to advances

Bad debt plus operating costs as % of advances



30
25
20
15
% of avg advances
22.2
22.8
23.3
23.2
20.7
2003
2004
2005
2006
2007

20

Sales and advances

AFRICAN BANK



Notes

Sales growth exceeded target …

AFRICAN BANK

- Sales increased by 31% for the year, ahead of expectation due to strong second half growth
- Sales growth benefited from the following strategies:
  - Improved risk based differentiation of product offering of term and loan size
  - Volume elasticity entrenched as price of credit reduced
  - Post NCA supply side dynamics
  - Branch and sales staff incentive structures re-aligned with mobile sales staff integrated into branches

22

Leading to accelerated sales growth in 4th quarter ...

AFRICAN BANK

Monthly sales history



800
700
600
500
400
300
200
R million
NCA
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2003
2004
2005
2006
2007

23

Notes

Advances growth benefiting from term extension

AFRICAN BANK

Monthly advances growth



10 500
9 500
8 500
7 500
6 500
5 500
4 500
R million
35
30
25
20
15
10
5
0
Mar 05
Jun 05
Sept 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07
Advances
Ave Term (in months)

24

Credit quality

AFRICAN BANK



Notes

NPL increase in line with advances growth

AFRICAN BANK

NPL trends – lending books



R million
10 000
9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
35%
30%
25%
20%
15%
10%
5%
0%
26.3%
24.6%
20.6%
25.5%
25.0%
3 045
3 533
4 602
5 346
7 766
2003
2004
2005
2006
2007
Performing loans
NPLs
NPL %

26

Vintages within group's risk appetite and pricing assumptions

AFRICAN BANK



20%
16%
12%
8%
4%
0%
Outstanding repayable of NPL over total original repayable
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on book
04-Jul
06-Apr
06-May
06-Jun
06-Jul
06-Aug
06-Sep
06-Oct
06-Nov
06-Dec
07-Jan
07-Feb
07-Mar
07-Apr
07-May

Changes to debit order collections processes evident but in line with pricing model assumptions

27

Notes

Provisioning model underpinned by cashflows

AFRICAN BANK

IAS 39 NPLs as at August 2006: Cash received from NPLs: model vs actual



500
450
400
350
300
250
200
150
100
50
0
R million
50
40
30
20
10
0
R million
Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
NPV cum - model
NPV cum - actual
Monthly cash - model (RH)
Monthly cash - actual (RH)

Actual cash flows ahead of IAS39 provisioning model

28

Capital and funding

AFRICAN BANK



Notes

Capital and funding strategy

AFRICAN BANK

The strategic objective of capital and funding management is to optimise the weighted average cost of capital of the organisation in order to achieve a balance between a competitive customer proposition and a sustainable business model that will survive through the cycles.

ABIL's approach has been to:

- Optimise capital via the internal economic capital model
- Maintain a conservative approach to funding

30

Strong inflow of new wholesale deposits

AFRICAN BANK

New funding raised


6 000
5 000
4 000
3 000
2 000
1 000
R million
1 013
513
2 166
1 116
5 138
2005
2006
2007
Treasury deposits
Bonds
Subordinated debentures

31

Notes

A positive liquidity gap is maintained

AFRICAN BANK

Liquidity mismatch – assets vs. liabilities


3 500
3 000
2 500
2 000
1 500
1 000
500
R million
6 000
5 000
4 000
3 000
2 000
1 000
R million
1m
2m
3m
4-6m
7-12m
13-24m
25-36m
37-48m
49m +
Assets
Liabilities
Cumulative net position (RH)

32

Outlook

AFRICAN BANK



Notes

Initiatives for 2008

AFRICAN BANK

- Continue to drive down the cost of credit to our clients thus increasing the demand for and affordability of unsecured credit, by
  - Continued refinement of underwriting model and risk segmentation
  - Tight cost control
- Increase our client universe
- Expand our reach to customers at the point of sale
- Continued development and growth of credit card to scale
- Improve client service – turnaround times, acceptance rates and convenience
- Strategic integration of Ellerines

Ellerines initiatives and targets will be communicated within the next 6 months

34

2008 and medium term objectives

AFRICAN BANK

Objective	Actual for 2007	Target for 2008
Sales growth, measured by disembursments	31%	20% - 25%
Total advances growth	41%	30% - 35%
Decline in total yield on average advances	4,6%	5%
Cost to average advances	11,8%	10,0%
Bad debt expense to average advances	8,9%	8,5%-9,5%

Objective	Medium-term targets
Economic profit growth	Consumer price inflation (CPI) + 15%
Capital adequacy optimised	Minimise surplus capital as per capital model
Ordinary dividend cover	1,1 – 1,3 times

35

Notes

Thank You

Notes

African Bank Investments Limited

REVIEWED
ANNUAL RESULTS

for the year ended 30 September 2007



Contents

ifc	Profile
2	Presentation slides
22	Results at a glance
24	Financial statistics
25	Overview
30	Group income statement
31	Group balance sheet
32	Group statement of changes in equity
33	Group cash flow statement
34	Return on assets and return on equity model
36	Statement of average balances
37	Sales
40	Advances
42	Yield analysis
43	Bad debt charge and operating costs
44	Asset quality
48	Capital and funding
52	Regulation
52	Changes to the board of directors
52	Accounting policies
52	Review opinion
53	Financial definitions
56	Shareholder information
58	Corporate information

AFRICAN
BANK

AFRICAN BANK INVESTMENTS LIMITED REVIEWED RESULTS 2007

Results at a glance

Financial performance

Key drivers of the results

- Sales growth of 31% with larger loan sizes and longer average terms resulting in advances growth of 41%.
- Overall yields declined by 5% as the effect of the price reductions continues to feed through.
- Credit quality and bad debt charge in line with the group's stated targets.
- Operating cost control continues to create operational leverage.

Headline earnings per share up 20%



Cents
300
250
200
150
100
50
0
140
162
202
223
268
03
04
05
06
07

Ordinary dividends per share up 12,5%



Cents
250
200
150
100
50
0
100
53
100
200
225
03
04
05
06
07
Ordinary
Special

Operational performance

Sales

Sales of new loans for the 12 months to 30 September 2007 increased 31% to R7,1 billion (2006: R5,5 billion).

Advances

Gross advances increased by 41% over the past 12 months from R7,7 billion to R10,9 billion, resulting in a compounded 26% growth rate over the past 4 years on the lending book.

Yield analysis

Price reduction strategies dropped total yield by 4,6% from 53,8% in 2006 to 49,2% in the current year.

Monthly sales



R million
750
650
550
450
350
250
150
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05
Mar 06
Sep 06
Mar 07
Sep 07



R billion
12
10
8
6
4
2
0
6,3
6,1
6,5
7,7
10,9
2,2
1,4
0,7
0,6
0,5
03
04
05
06
07
Lending books
Pay down books



All in yield %
59
55
51
47
43
39
35
43,0%
49,2%
54,6%
53,8%
49,2%
03
04
05
06
07

Financial objectives for 2007

Objectives	Target for 2007	Actual for 2007
Sales growth	20% – 25%	31%
Advances growth	34%	41%
Decline in yield on advances	5%	4,6%
Cost to advances	<12,5%	11,8%
Bad debt to advances	8,5% – 9,5%	8,9%

Return on assets of 14%

Return on assets fell by 0,7% as the effect of the price reduction strategy began to feed through.



16
14
12
10
8
6
4
2
0
%
10,6
11,6
13,0
14,2
13,5
03
04
05
06
07

Return on equity of 61%

Improved gearing from 3,9 times to 4,5 times, mitigates the lower RoA, resulting in higher RoE.



70
60
50
40
30
20
10
0
%
25,9
31,3
39,7
55,3
60,6
03
04
05
06
07

Economic profit up 24%

Economic profit growth exceeds target of 21% (CPI + 15%).



1 200
1 000
800
600
400
200
0
R million
260
397
602
808
1 004
03
04
05
06
07

Operating costs

Operating costs increased by 4% to R1 091 million (2006: R1 048 million).



1 200
1 000
800
600
400
200
0
R million
1 036
946
951
1 048
1 091
03
04
05
06
07
Operating cost
Long-term incentive costs (IFRS 2)

Bad debt vs operating costs

The reducing cost to advances ratio allows the group to increase its risk appetite and reduce the price of credit to clients.



20
15
10
5
% of ave advances
15,5%
15,1%
15,4%
14,7%
11,8%
6,7%
7,7%
7,9%
8,5%
8,9%
03
04
05
06
07
Cost to advances
Bad debt to advances

NPLs vs performing loans

Total NPLs increased to R3 004 million as at 30 September 2007, in line with overall advances growth trends.

NPL trends – lending book



10
8
6
4
2
0
R billion
26,3%
24,6%
20,6%
25,5%
25,0%
03
04
05
06
07
Performing loans
NPLs
NPL %

Medium-term financial objectives

Objectives	Medium-term targets	Current period actual
Economic profit growth	Consumer price inflation (CPI) + 15% = 21%	24%
Capital adequacy optimised	Minimise surplus capital as per capital model	R73 million of surplus capital retained
Ordinary dividend cover	1,0 – 1,5 times	1,2 times

Financial statistics

for the 12 months ended 30 September 2007

		% change	Reviewed 2007	Audited 2006
Key shareholder ratios				
Profit for the year	R million	17	**1 375**	1 176
Basic earnings attributable to ordinary shareholders	R million	17	**1 334**	1 140
Basic earnings per share	cents	17	**268,4**	229,5
Fully diluted basic earnings per share	cents	17	**268,2**	229,3
Headline earnings	R million	20	**1 334**	1 109
Headline earnings per share	cents	20	**268,4**	223,3
Fully diluted headline earnings per share	cents	20	**268,2**	223,1
Number of shares in issue (net of treasury shares)	million		**497,2**	496,9
Weighted number of shares in issue	million		**497,1**	496,7
Fully diluted number of shares in issue	million		**497,4**	497,2
Number of preference shares in issue	million		**5,0**	5,0
Dividends per ordinary share				
Interim – paid	cents	19	**95**	80
Final – declared	cents	8	**130**	120
Total ordinary dividends	cents	13	**225**	200
Dividend cover	times		**1,2**	1,1
Dividends per preference share				
Interim – paid	cents	19	**430**	361
Final – declared	cents	17	**460**	392
Total preference dividends	cents	18	**890**	753
Economic profit	R million	24	**1 004**	808
Net asset value per ordinary share	cents	12	**499,2**	444,1
Performance ratios				
Total income yield on average advances	%		**49,2**	53,8
Bad debt expense to average advances	%		**8,9**	8,5
Cost to average advances	%		**11,8**	14,7
Cost to income	%		**24,0**	27,3
Average cost of funds	%		**9,7**	9,9
All-in tax rate	%		**36,5**	37,3
Return on assets	%		**13,5**	14,2
Gearing ratio			**4,5**	3,9
Return on equity	%		**60,6**	55,3
Asset and credit quality ratios				
Gross advances	R million	41	**10 890**	7 727
Average gross advances	R million	29	**9 243**	7 145
Total non-performing loans (NPLs)	R million	36	**3 004**	2 213
Total impairment provisions (incl credit life reserves)	R million	32	**1 892**	1 435
NPLs to gross advances	%		**27,6**	28,6
Impairment provisions to gross advances	%		**17,4**	18,6
NPL coverage	%		**63,0**	64,8
Bad debt write-offs to average gross advances	%		**5,9**	6,4
Capital ratios				
African Bank capital adequacy	%		**28,4**	31,9
Tier 1	%		**24,6**	31,4
Tier 2	%		**3,7**	0,5
ABIL group capital adequacy	%		**32,8**	35,5

Overview

ABIL generated headline earnings of R1 334 million (2006: R1 109 million), an increase of 20% on the prior year. Headline earnings per share increased by 20% to 268,4 cents (2006: 223,3 cents), while dividends per share increased 13% to 225 cents (2006: 200 cents). Basic earnings attributable to ordinary shareholders of R1 334 million (2006: R1 140 million) grew by 17% over the equivalent period, at a slower pace to headline earnings because of the R31 million capital profit made on the sale of the Commercial Vehicle Finance division in 2006. Return on assets reduced from 14,2% to 13,5% as a result of the price reduction strategies, whilst improved gearing from 3,9 to 4,5 times resulted in the return on equity increasing from 55,3% to 60,6%.

The 2007 financial year has been a pivotal year for the ABIL group in terms of its evolving strategy. Continued refinement of the risk differentiated underwriting models and cost control allowed the group to further reduce pricing for all clients, resulting in significant volume elasticity. The lower risk clients were able to benefit from increased average terms and larger loan sizes. At the same time ABIL tightened the credit and affordability criteria to higher risk clients against a backdrop of increased credit supply to certain segments of the market, resulting in increased decline rates to these clients. In addition the group's proactive approach to and early adoption of many of the National Credit Act (NCA) requirements, resulted in a smooth transition to the new Act on 1 June 2007. This paved the way for the unlocking of the opportunities that the NCA presented, resulting in a strong 4th quarter, with sales of new loans up 53% over the same quarter in 2006. Finally, ABIL launched its offer to acquire 100% of the Ellerines group, affording the group the opportunity to leapfrog its growth and expansion strategy over the next 3 to 5 years.

As previously communicated, the group has been driving a strategy of bringing down the cost of credit to its clients. This process, which began in 2005, involved, firstly, the refinement of the group's underwriting models from 3 to 8, then 25 and now 50 discrete risk bands. Within each of these risk bands, products are tailored with regard to price, term, loan size and affordability variables. Coupled with this, the pricing models have been developed to take into account not only the default probability, but also the cost absorption and associated weighted average cost of capital for each risk band. The objective of both of these strategies has been to remove as much cross-subsidisation from the underwriting models as possible.

ABIL's customers have responded positively to these improvements, and therefore, whilst the overall yield earned on the advances book has been reduced by 4,6%, the gross advances book has grown by 41% during the year, resulting in an 18% growth in the total revenue earned by the group. As a consequence of the growth, cost efficiency has further improved, creating room for further price cuts, whilst NPL levels and the bad debt charge have remained within the group's targeted levels.

In order to measure performance which encapsulates both return on equity and the growth in profits, the group focuses on economic profit as a financial target. Economic profit is arrived at after deducting a charge for the cost of equity. During the current financial year, ABIL generated an economic profit of R1 004 million, a 24% increase over the prior year.

Operational performance

The drivers of the results for the 12 months were:

- Advances – Sales increased by 31% over the year, which, combined with the extension of average term from 21 to 29 months, resulted in advances growing by 41%. Given that growth was particularly strong in the second half of the year, average gross advances for the year grew by a lesser 29%. (Refer page 40)
- Yields – The overall yield on advances was reduced to 49,2% (2006: 53,8%). Sales volume increase and related advances book growth from the price reductions has again exceeded our price/volume elasticity assumptions. The latest series of price cuts took place in September 2007. (Refer page 42)
- Operating costs – Expenditure increased 4% to R1 091 million (2006: R1 048 million) which resulted in the cost to average advances ratio falling from 14,7% for the prior period to 11,8%. (Refer page 43)
- Bad debt – The charge for bad debt increased by R217 million to R823 million or 8,9% of average advances

(2006: 8,5%). NPL coverage has reduced to 63,0% (2006: 64,8%), due to higher actual cashflows being achieved on these portfolios than that assumed in the previous year's IAS 39 models. Write-offs of R549 million (2006: R455 million) represent 5,9% (2006: 6,4%) of average advances, although this ratio is distorted by the recent strong growth in gross advances and rehabilitated loans. (Refer page 43)

- Funding costs – The average cost of funds fell marginally to 9,7% (2006: 9,9%) as older, more expensive funding was settled on maturity. Given that the majority of funding is fixed at long-term rates, the recent rises in short-term interest rates have had little effect on the group's funding costs.

The above drivers combined to produce a 19% increase in profit from operations from R1 792 million to R2 129 million.

- Taxation – The all-in tax rate was 36,5% (2006: 37,3%). In addition to the normal corporate tax rate of 29%, the group paid R138 million in STC on dividends (2006: R118 million). Indirect taxes reduced to R38 million (2006: R46 million), as a result of the abolition of RSC levies and improved VAT apportionment ratio.

Dividends

The ABIL board declared a final ordinary dividend of 130 cents per share bringing the total dividends for the year to 225 cents per share (2006: 200 cents per share). This full year ordinary dividend is covered 1,2 times by basic earnings attributable to ordinary shareholders. The group also declared a final preference dividend of 460 cents per share.

National Credit Act (NCA)

The introduction of the NCA unified, under a single regulatory framework, the previously three separate credit markets that operated within South Africa, namely the Usury Act, the Credit Agreements Act (CCA) and the Exemption Notice to the Usury Act. The conversion process had differing implications, depending from which regulatory regime a credit provider was migrating. For example, the NCA requires much greater focus on affordability than the Usury Act, the new price caps placed a challenge on lenders under the Exemption Notice, whilst lenders under the CCA had to change pricing structures and documentation standards extensively. This, together with varying degrees of preparedness by participants in the industry, resulted in a wide disparity of reported impacts on credit providers during the first few months after the 1 June 2007 implementation date.

Inevitably though, these initial disruptions will settle and the markets will begin to converge and normalise. ABIL believes that the introduction of the NCA will in time have a profound effect on the landscape of the credit markets in South Africa, particularly within the target market of the ABIL group. For this reason, we took a proactive approach to the NCA and early adopted many of the required changes, so that we could focus on the opportunities that emerged as a result of the NCA.

In particular, these opportunities have allowed us to move beyond the R10 000 loan limit and 36-month term barriers imposed by the Exemption Notice to the Usury Act, to risk price products more appropriately, roll out our credit card product more extensively, and to address a wider market than was previously possible. In addition, we believe that a more competitive and unified market will, over time, grow the overall size of the credit market (as observed in other industries) and we have positioned our strategies to take advantage of this. We also believe that as the market converges, becomes more competitive and products commoditise, there will be a greater degree of importance placed on pricing, customer service levels and convenient distribution. Being a specialist credit provider, ABIL is well positioned to take advantage of these trends.

Capital, funding and liquidity

Capital, funding and liquidity strategies, which ultimately translate into the weighted average cost of capital (WACC), remain a high priority for ABIL. Whilst a too aggressive approach to these strategies poses a risk of failure or collapse, there is an equally important risk that a too conservative approach will result in the business not being competitive in the pricing of its products and accordingly will ultimately also fail, albeit more slowly.

We believe that capital and funding strategies need to look beyond the scope of traditional risk management and mitigation practices or regulatory compliance. Being a bank with a narrow focus and higher risk profile, traditional banking benchmarks are not appropriate for the ABIL business model.

The strategic objective of ABIL's capital and funding management is to optimise the WACC of the organisation in order to achieve a balance between a competitive customer proposition and a sustainable business model that will survive through the cycles.

ABIL's approach has been to maintain a conservative stance with regard to funding and liquidity strategies, whilst moving its capital ratios to more optimal levels. The following principles have formed the basis of the group's strategies in this regard:

- The group has been managing down its capital ratio from over 40% in 2003, towards the 25% optimal capital ratio informed by its internal economic capital model. This, together with the introduction of preference shares and subordinated debt, which account for 30% of the qualifying capital, have resulted in a substantial reduction in the WACC;
- ABIL focuses on long-term wholesale funding through its listed bond programme and internal treasury, such that the average maturity of its liabilities is at least twice that of its assets. In addition, the group ensures that it maintains a positive liquidity gap at all maturity points;
- Concentration risk is managed such that no individual lender makes up more than 15% of the funding base;
- Cash reserves are maintained equal to at least 100% of the next 3 months' maturing liabilities; and
- A neutral interest rate risk position is maintained at all times.

ABIL has maintained a solid liquidity and funding position, so as to be able to adequately and efficiently fund the growth in the advances book during the period. The group raised R5,1 billion of new funding in 2007 versus R2,2 billion in 2006. We remain confident that our capital and funding strategies are appropriate to ensure the sustained growth of the business.

The proposed Ellerine Holdings Limited acquisition (Ellerines)

ABIL announced, during August 2007, an offer to acquire 100% of the Ellerines group, a successful and established credit and cash retail furniture and appliance business operating a number of well known household brands through some 1 300 outlets and with approximately 1,1 million credit active clients. In its retail credit divisions, the Ellerines group sells goods largely on credit to clients that ABIL presently targets or intends to in the future. ABIL estimates that approximately 70% of Ellerines' profits are derived from its financial services activities (credit and insurance) and 30% from its retail activities.

The joining of the two businesses under a single ownership structure will optimise the opportunities to play a leading role in the reshaping of the retail and financial services offering to this market. Ellerines has a proven and experienced retail expertise, and ABIL is confident that the retail business will continue to grow and increase its market share, powered by an enhanced financial services offering.

The opportunities and advantages that emerge from the combining of the two groups are significant and far reaching including:

- Greater critical mass for the financial services business of the combined group. The combining of the two groups will double the joint client base to more than two million active credit clients and increase the gross advances book to approximately R17 billion. The benefits of this critical mass will allow the group to become more cost efficient and thereby further reduce the cost of credit to the market;
- A greater distribution footprint with close to 1 900 branches and outlets, compared to ABIL's existing 550 branches and outlets, improving client accessibility and service;
- The ability to introduce ABIL's better price and risk differentiation underwriting models into the Ellerines distribution channel. This creates better credit capacity for lower risk clients, which in turn creates greater purchasing power and increased market share;
- Improved product offerings and flexibility for Ellerines clients. ABIL intends to implement and further innovate its card-based technology to offer retail clients a more flexible credit offering with greater convenience. This will also give ABIL the opportunity to achieve critical mass in its card operations;

- Ellerines operates in a wider target market than ABIL and unlike ABIL has gained experience in lending to more affluent clients that are in higher LSM categories as well as to people that are informally employed and/or who do not have bank accounts. This will enable ABIL to expand its target market through the increased distribution footprint and gain experience in these areas; and
- ABIL estimates that there is approximately R2 billion of surplus capital in Ellerines that can over time be more effectively funded via debt and tier 2 capital instruments. This in turn will lower the weighted average cost of capital, enabling more competitive product pricing.

At the date of the finalisation of this report, both ABIL and Ellerines shareholders had voted in favour of the transaction. All the conditions precedent had been met except for the approval from the Competition authorities. Their final decision is expected towards the end of November or early December 2007. Given regulatory restrictions, the group has not been able to perform a comprehensive analysis of the post acquisition opportunities and priorities, nor interact with the Ellerines management to discuss these. Once the final regulatory approvals have been received and the acquisition is completed, ABIL will be in a position to work with the Ellerines management in order to construct a strategic blueprint for the future, and as soon as these are agreed, the group will communicate its plans to all stakeholders.

Looking ahead

ABIL's intent is to entrench its position as the market leader in a larger, more competitive and fast changing unsecured credit market, fuelled by the introduction of the NCA and a growing and transforming economy. Overlaid onto this is the recognition that the current credit cycle is such that there are pockets of high risk consumers who have taken up or are vulnerable to taking up higher levels of credit, and the group will continue to calibrate its risk appetite, underwriting models and pricing to manage through the current cycle. Key to achieving success in our strategies are:

- Continuing to drive down the cost of credit to our clients in order to make the business more competitive and increase the demand for and affordability of unsecured credit. This is enabled through continued refinement in the underwriting models and risk segmentation, and tight cost control;
- Increasing the universe of clients that we engage with through improved leverage of our brand and distribution footprint, developing more focused products to meet their requirements and innovating new risk models;
- Exploring opportunities to expand our reach to customers at the point of sale;
- Continuing the development and growth of the credit card product in order to take it to scale;
- Improving levels of client service through faster turnaround, higher acceptance rates and convenient access to credit; and
- Integration of the Ellerines business, and leveraging the opportunities ABIL brings to their credit offering.

We are confident that we will achieve our stated financial objectives for the 2008 financial year. We will continue to use our high return on equity currently being achieved to strengthen the competitive position and growth prospects through further risk discovery and price reductions to our clients.

Objectives	**Actual for 2007**	Target for 2008
Sales growth, measured by disbursements	**31%**	20% – 25%
Advances growth	**41%**	30% – 35%
Decline in total yield on average advances	**4,6%**	5%
Cost to advances	**11,8%**	10,0%
Bad debt to advances	**8,9%**	8,5% – 9,5%

Objectives	**Medium-term targets**
Economic profit growth	Consumer price inflation (CPI) + 15%
Capital adequacy optimised	Minimise surplus capital as per capital model
Ordinary dividend cover (previously 1,0 – 1,5)	1,1 – 1,3 times

The above targets have been set for the ABIL business only and do not take into account the effect of the Ellerines acquisition.

Group income statement

for the 12 months ended 30 September 2007

R million		% change	Reviewed 2007	Audited 2006
Interest income on advances		4	**3 098**	2 974
Net assurance income		75	**742**	424
Non-interest income		59	**707**	446
Total revenue		18	**4 547**	3 844
Charge for bad and doubtful advances		(36)	**(823)**	(606)
Risk-adjusted revenue		15	**3 724**	3 238
Other interest income		50	**170**	113
Interest expense		(37)	**(636)**	(465)
Operating costs		(4)	**(1 091)**	(1 048)
Indirect taxation: VAT and RSC		17	**(38)**	(46)
Profit from operations		19	**2 129**	1 792
Capital items		(100)	**0**	37
Profit before taxation		16	**2 129**	1 829
Direct taxation: STC		(17)	**(138)**	(118)
Direct taxation: SA normal		(15)	**(616)**	(535)
Profit for the year		17	**1 375**	1 176
Reconciliation of headline earnings and per share statistics				
Basic earnings (profit for the year) attributable to:		17	**1 375**	1 176
Preference shareholders		14	**41**	36
Ordinary shareholders		17	**1 334**	1 140
Basic earnings attributable to ordinary shareholders		17	**1 334**	1 140
Adjusted for: Capital items			**0**	(37)
Capital gains tax thereon			**0**	6
Headline earnings		20	**1 334**	1 109
Number of shares in issue (net of treasury)	million		**497,2**	496,9
Weighted number of shares in issue	million		**497,1**	496,7
Fully diluted number of shares in issue	million		**497,4**	497,2
Basic earnings per share	cents	17	**268,4**	229,5
Fully diluted basic earnings per share	cents	17	**268,2**	229,3
Headline earnings per share	cents	20	**268,4**	223,3
Fully diluted headline earnings per share	cents	20	**268,2**	223,1
Dividends per ordinary share				
Interim – paid	cents	19	**95**	80
Final – declared	cents	8	**130**	120
Total ordinary dividends	cents	13	**225**	200

Group balance sheet

as at 30 September 2007

R million	% change	Reviewed 2007	Audited 2006
Assets			
Property and equipment	34	**155**	116
Policyholders' investments	(83)	**15**	87
Deferred tax asset	(7)	**143**	153
Net advances	44	**8 752**	6 064
Gross advances	41	**10 890**	7 727
Deferred administration fees	8	**(246)**	(228)
Impairment provisions	32	**(1 892)**	(1 435)
Other assets	>100	**45**	12
Taxation	86	**13**	7
Statutory assets – bank and insurance	42	**668**	472
Short-term deposits and cash	57	**1 961**	1 252
Total assets	44	**11 752**	8 163
Liabilities and equity			
Life fund reserve	(84)	**16**	103
Subordinated bonds/debentures	51	**305**	202
Bonds and other long-term funding (note 1)	68	**7 095**	4 217
Short-term money market funding (note 1)	81	**808**	447
Other liabilities	5	**415**	395
Taxation	36	**148**	109
Total liabilities	61	**8 787**	5 473
Ordinary shareholders' equity	12	**2 482**	2 207
Preference shareholders' equity	0	**483**	483
Total equity (capital and reserves)	10	**2 965**	2 690
Total liabilities and equity	44	**11 752**	8 163

Note 1

A reclassification of 2006 balances of R638 million from short-term to long-term funding was made in order to align the classification based on the original maturity of the instruments.

Group statement of changes in equity

for the 12 months ended 30 September 2007

R million	Ordinary shares: Share capital and premium	Distributable reserves	Share-based payment reserve	Treasury shares	Preference share capital and premium	Total
Balance at 30 September 2005 (restated – note 1)	12	1 817	358	(65)	483	2 605
IFRS (IAS 18) adjustment – administration fees	0	(64)	0	0	0	(64)
IFRS (IAS 39) adjustment – impairments	0	(58)	0	0	0	(58)
Cancellation of shares as a result of odd-lot offer	0	(14)	0	0	0	(14)
Dividends paid	0	(897)	0	0	(36)	(933)
Shares purchased into the ABIL Share Trust less shares issued to employees (cost)	0	0	0	18	0	18
Loss incurred on group employees acquiring ABIL Share Trust shares less dividends received	0	(14)	0	0	0	(14)
Treasury shares disposed of by subsidiary	0	0	0	23	0	23
IFRS 2 reserve transactions (employee share options)	0	0	(49)	0	0	(49)
Profit for the year	0	1 140	0	0	36	1 176
Balance at 30 September 2006 (restated)	12	1 910	309	(24)	483	2 690
Dividends paid	**0**	**(1 070)**	**0**	**0**	**(41)**	**(1 111)**
Shares purchased into the ABIL Share Trust less shares issued to employees (cost)	**0**	**0**	**0**	**5**	**0**	**5**
Loss incurred on group employees acquiring ABIL Share Trust shares less dividends received	**0**	**(1)**	**0**	**0**	**0**	**(1)**
IFRS 2 reserve transactions (employee share options)	**0**	**0**	**7**	**0**	**0**	**7**
Profit for the year	**0**	**1 334**	**0**	**0**	**41**	**1 375**
Balance at 30 September 2007 (reviewed)	**12**	**2 173**	**316**	**(19)**	**483**	**2 965**

Notes	Distributable reserves	Share-based payment reserve
1. Restatement of 2005 opening balance		
Balance at 30 September 2005 as previously stated	2 252	(77)
BEE expense as a result of the adoption of IFRIC 8	(435)	435
Restated 30 September 2005 balance	1 817	358

ABIL concluded a BEE transaction during August 2005 by issuing 20,2 million shares at par value to Eyomhlaba Investment Holdings Limited. IFRIC 8: Scope of IFRS 2 and AC 503: Accounting for Black Economic Empowerment (BEE) Transactions are effective for the group for the first time in the current year (the group elected not to early adopt these in 2006) and require retrospective application. In terms of the standard, where equity instruments are issued to a BEE party at less than market value, these are accounted for as share-based payments. Accordingly an adjustment to the opening balance at 30 September 2005, by way of a transfer from distributable reserves to the share-based payment reserve of R435 million, was required for the BEE transaction.

2. Treasury shares		**30 Sep 2007**	30 Sep 2006
Treasury shares at cost	R million	**19**	24
Number of shares held	million	**0,7**	1,0
Average cost per share	Rand	**25,38**	24,26

3. Number of ordinary shares at 30 September 2007	**Total**	**Weighted**	**Diluted**
Number of shares in issue	**497 911 307**	**497 911 307**	**497 911 307**
Treasury shares on hand	**(748 719)**	**(846 185)**	**(846 185)**
Dilution as a result of outstanding options	**0**	**0**	**316 862**
	497 162 588	**497 065 122**	**497 381 984**

Group cash flow statement

for the 12 months ended 30 September 2007

R million	Notes	Reviewed 2007	Audited 2006
Cash generated from operations	1	**3 352**	2 733
Increase in gross advances	2	**(3 712)**	(1 987)
Increase in working capital		**(208)**	(108)
Indirect and direct taxation paid		**(749)**	(638)
Cash inflow/(outflow) from equity accounted incentive transactions		**3**	(1)
Cash (outflow)/inflow from investing activities		**(186)**	127
Cash inflow from funding activities	3	**3 342**	780
Preference shareholders' payments and transactions		**(41)**	(36)
Ordinary shareholders' payments and transactions		**(1 070)**	(897)
Increase/(decrease) in cash and cash equivalents		731	(27)
Cash and cash equivalents at the beginning of the year		1 363	1 390
Cash and cash equivalents at the end of the year	4	2 094	1 363

Notes

1. Cash generated from operations			
Profit from operations before indirect taxation		**2 167**	1 838
Increase in deferred administration fees		**18**	82
Increase in impairment provisions		**1 006**	697
Other non-cashflow items		**161**	116
		3 352	2 733
2. Increase in gross advances			
Movement in gross advances		(3 163)	(1 273)
Opening balance of gross advances		7 727	6 454
Closing balance of gross advances		(10 890)	(7 727)
Bad debts written off		(549)	(455)
Advances disposed of		0	(259)
		(3 712)	(1 987)
3. Cash inflow from funding activities			
Funding raised		**5 138**	2 166
Bonds issued		**1 050**	1 050
Subordinated bonds issued (tier 2 capital)		**300**	0
Other treasury funding raised		**3 788**	1 116
Funding redeemed		**(1 796)**	(1 386)
Bonds redeemed		**(909)**	(965)
Subordinated debentures redeemed		**(200)**	0
Other treasury funding redeemed		**(687)**	(421)
		3 342	780
4. Cash and cash equivalents at the end of the year consist of:			
Short-term deposits and cash		**1 961**	1 252
Statutory cash reserves – insurance		**133**	111
		2 094	1 363

Return on assets and return on equity model

R million	Notes	**12 months ended 30 Sep 2007**	12 months ended 30 Sep 2006	12 months ended 30 Sep 2005
Interest income on advances		**3 098**	2 974	2 752
Net assurance income		**742**	424	357
Non-interest income		**707**	446	274
Total income		**4 547**	3 844	3 383
Charge for credit losses		**(823)**	(606)	(488)
Operating expenses		**(1 091)**	(1 048)	(951)
Net financing costs (including preference dividends)		**(507)**	(388)	(344)
Taxation (including STC and indirect taxation)		**(792)**	(699)	(666)
Other (associates, minorities, non-headline)		**0**	6	14
Total charges against income		**(3 213)**	(2 735)	(2 435)
Headline earnings		**1 334**	1 109	948
Average gross advances		**9 243**	7 145	6 192
Average total assets		**9 914**	7 830	7 296
Average ordinary shareholders' equity	A	**2 202**	2 004	2 386
Economic profit calculation				
Estimated cost of equity (%)	B	**15,0**	15,0	14,5
Headline earnings		**1 334**	1 109	948
Cost of equity charge (A x B x n/12)		**(330)**	(301)	(346)
Economic profit		**1 004**	808	602
% growth in economic profit		**24**	34	

	12 months ended 30 Sep 2007		12 months ended 30 Sep 2006		12 months ended 30 Sep 2005	
Interest/Advances	**33,5%**		41,6%		44,4%	
Assurance/Advances	**8,0%**		5,9%		5,8%	
Other income/Advances	**7,6%**		6,2%		4,4%	
Total income yield	*equals* **49,2%**		*equals* 53,8%		*equals* 54,6%	
Bad debts/Advances	**(8,9%)**	Bad debts/Income	(8,5%)	Bad debts/Income	(7,9%)	Bad debts/Income
Opex/Advances	**(11,8%)**	**18,1%**	(14,7%)	15,8%	(15,4%)	14,4%
Financing costs/Advances	**(5,5%)**	Cost/Income	(5,4%)	Cost/Income	(5,6%)	Cost/Income
Taxation/Advances	**(8,6%)**	**24,0%**	(9,8%)	27,3%	(10,8%)	28,1%
Other/Advances	**0,0%**		0,1%		0,2%	
	equals		*equals*		*equals*	
Total charges/Advances	*equals* **(34,8%)**		*equals* (38,3%)		*equals* (39,3%)	
Return on advances	**14,4%**		15,5%		15,3%	
	multiply		*multiply*		*multiply*	
Advances/Total assets	**93,2%**		91,3%		84,9%	
	equals		*equals*		*equals*	
Return on assets (RoA)	**13,5%**		14,2%		13,0%	
	multiply		*multiply*		*multiply*	
Gearing	**4,5**		3,9		3,1	
	equals		*equals*		*equals*	
Return on equity (RoE)	**60,6%**		55,3%		39,7%	

Statement of average balances

for the 12 months ended 30 September 2007

R million	Closing balance	Average balance	Income/ expense	Rate
	2007			
Gross advances	10 890	9 243	4 547	49,2%
Interest-earning cash and other assets	2 456	2 025	170	8,4%
Total interest-earning assets	13 346	11 268		
Non-interest-bearing Reserve Bank deposit	173	151		
Deferred administration fees	(246)	(239)		
Impairment provisions	(1 892)	(1 625)		
Insurance reserves	0	(7)		
Other assets	371	366		
Total assets	11 752	9 914		
Total interest-bearing liabilities	8 208	6 586	636	9,7%
Life fund reserves	16	42		
Other liabilities	563	601		
Total liabilities	8 787	7 229		
Ordinary shareholders' equity	2 482	2 202		
Preference shareholders' equity	483	483		
Total liabilities and equity	11 752	9 914		

R million	Closing balance	Average balance	Income/ expense	Rate
	2006			
Gross advances	7 727	7 145	3 844	53,8%
Interest-earning cash and other assets	1 602	1 684	113	6,7%
Total interest-earning assets	9 329	8 829		
Non-interest-bearing Reserve Bank deposit	122	111		
Deferred administration fees	(228)	(187)		
Impairment provisions	(1 425)	(1 218)		
Insurance reserves	(10)	(62)		
Other assets	375	357		
Total assets	8 163	7 830		
Total interest-bearing liabilities	4 866	4 676	465	9,9%
Life fund reserves	103	94		
Other liabilities	504	572		
Total liabilities	5 473	5 342		
Ordinary shareholders' equity	2 207	2 004		
Preference shareholders' equity	483	483		
Minority shareholders' interest	0	1		
Total liabilities and equity	8 163	7 830		

Sales

Sales analysis – disbursement of new loans

	% change yoy	Sales value (R million) 2007 Total	Q407	Q307	Q207	Q107	2006 Total	Q406	Q306	Q206	Q106
Retail products	36%	**5 744**	**1 737**	**1 383**	**1 289**	**1 334**	4 229	1 039	987	991	1 212
Mining products	(5%)	**631**	**165**	**145**	**139**	**181**	662	160	166	148	187
Credit card	>100%	**419**	**91**	**112**	**100**	**117**	89	28	28	33	0
Payroll products	8%	**168**	**47**	**37**	**41**	**44**	155	42	36	37	40
Standard Bank JV	(50%)	**157**	**0**	**32**	**54**	**70**	316	68	77	79	92
Total	31%	**7 118**	**2 040**	**1 709**	**1 623**	**1 746**	5 451	1 337	1 294	1 289	1 531

	% change yoy	Number of loans (000) 2007 Total	Q407	Q307	Q207	Q107	2006 Total	Q406	Q306	Q206	Q106
Retail products	16%	**922**	**257**	**221**	**216**	**228**	791	195	184	188	224
Mining products	(30%)	**173**	**37**	**40**	**42**	**54**	247	55	60	58	74
Credit card	>100%	**137**	**30**	**31**	**34**	**42**	20	8	5	6	0
Payroll products	(14%)	**16**	**4**	**3**	**4**	**5**	18	4	4	5	5
Standard Bank JV	(48%)	**42**	**0**	**9**	**15**	**19**	81	18	20	20	23
Total	11%	**1 289**	**328**	**304**	**310**	**348**	1 157	280	274	277	326

	% change yoy	Average loan size (Rand) 2007 Total	Q407	Q307	Q207	Q107	2006 Total	Q406	Q306	Q206	Q106
Retail products	17%	**6 233**	**6 763**	**6 251**	**5 982**	**5 854**	5 344	5 328	5 354	5 271	5 411
Mining products	36%	**3 644**	**4 482**	**3 644**	**3 318**	**3 327**	2 682	2 938	2 762	2 554	2 527
Credit card	(31%)	**3 066**	**3 020**	**3 639**	**2 972**	**2 758**	4 462	3 482	5 145	5 125	0
Payroll products	26%	**10 788**	**12 250**	**11 020**	**10 515**	**9 631**	8 554	9 370	9 020	7 478	8 522
Standard Bank JV	(4%)	**3 719**	**0**	**3 676**	**3 693**	**3 760**	3 892	3 812	3 844	3 952	3 941
Total	17%	**5 522**	**6 226**	**5 624**	**5 243**	**5 018**	4 710	4 777	4 723	4 645	4 695

Note

Actual prior year sales for Commercial Vehicle Finance to the value of R61 million (generated between October 2005 and February 2006) have been excluded from the comparative (FY 2006) numbers, as the company was disposed of in March 2006.

Sales (continued)


Sales of new loans
R million
800
700
600
500
400
300
200
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2003 2004 2005 2006 2007

Sales of new loans increased by 31% to R7,1 billion (2006: R5,5 billion) for the 12 months to 30 September 2007.

The growth in sales was largely achieved as a result of the further price reduction and term extension strategies implemented in October 2006 and June 2007, an increased distribution footprint, and the rollout of the credit card. In addition, the group benefited during the 4th quarter from the introduction of the NCA, both in terms of opportunities and a more competitive positioning by the group relative to other credit providers. Given the nature of the current credit cycle, the sales growth has however been weighted towards the medium and low risk groups as reflected in the graph below.


Debit order sales by risk grouping
R million
300
250
200
150
100
50
0
High
Medium
Low
Mar 05 Mar 06 Mar 07 Sep 07

The average loan size has increased by 17% from R4 710 to R5 522 as decreased instalments have allowed customers to borrow more within their affordability criteria. The average term of the loans advanced has increased from 21 months for the 2006 financial year to 29 months for the 2007 financial year.

The ability to offer loans above R10 000 and beyond 36 months to a wider range of customers after the NCA was introduced, combined with further price cuts introduced in June 2007, resulted in a significant lift in sales during the 4th quarter of 2007, which was up 53% on the equivalent period in 2006. The lifting of this artificial barrier has allowed for a more normal distribution of the loans by size and term, as reflected in the graphs below.


Sales volume per term
%
60
50
40
30
20
10
0
12 and less
13-24
25-36
37-48
>48
Months
Dec 06
Oct 07


Loan size per term
Rand
25 000
20 000
15 000
10 000
5 000
0
2 3 6 9 12 15 18 24 30 36 42 48 54 60
Months
Dec 06
Oct 07

Loan value concentration by term and yield – Dec 2006


High risk
Medium risk
Low risk
Avg IRR (%)
160
140
120
100
80
60
40
20
0
0
10
20
30
36
40
50
60
Term

Loan value concentration by term and yield – Oct 2007


High risk
Medium risk
Low risk
Avg IRR (%)
160
140
120
100
80
60
40
20
0
0
10
20
30
40
50
60
Term

The gross IRRs (interest, fees and insurance) are based on theoretical contractual cashflows used in the pricing models, whilst reported yields are lower due to the fact that they are based on the accounting values for actual revenue earned on gross advances.

Credit card sales (as defined by facility limits on new cards issued) were R419 million for the 12 months. ABIL now has 157 000 cards in issue, with a gross advances book of R466 million. The average limit on the cards is R3 300 and the average utilisation is currently 93%. The card is predominantly targeted at clients who do not have any existing credit cards and as such only 22% of credit card clients had a card with another institution at the time of the client being issued with an African Bank card. Currently 80% of cards issued are to existing clients of the bank.

The joint venture with Standard Bank was terminated with effect from 31 May 2007. No new loans are being written under the JV and the remaining book is being wound down. Tighter underwriting criteria in the Miners Credit division resulted in higher decline rates being experienced.

New store development remains one of the drivers of new sales growth and is key to our strategy to make our loan services more accessible. The group opened 40 new branches during 2007. Sales performances for these branches are well on target. 60 branches have also been refurbished and 49 were relocated, merged or closed during the year.

ABIL currently has 1,5 million active clients, up 20% from September 2006. The group acquired 325 000 new clients during the current year, and lost 85 000 clients to dormancy and write-offs, resulting in a net increase of 240 000 clients. While progress has been made in growing the client base this remains a high strategic priority, with more work required to ensure that we attract new clients and reduce the loss of clients through dormancy and delinquency.

Advances

R million	30 Sep 2007	% growth	30 Sep 2006	% growth	30 Sep 2005
Retail	**8 248**	**51**	5 474	39	3 926
Mining	**925**	**24**	748	15	651
Credit card	**466**	**>100**	73	n/a	0
Payroll	**462**	**(6)**	494	(20)	614
Standard Bank JV	**256**	**(33)**	383	10	348
Commercial Vehicle Finance	**0**	**n/a**	0	(100)	254
Paydown portfolio	**533**	**(4)**	555	(16)	661
Gross advances	**10 890**	**41**	7 727	20	6 454

The growth in advances for the year of 41% to R10,9 billion, was as a result of the compounded effect of a 22% growth in the number of loans granted and a 15% growth in average loan sizes. Particularly strong growth was achieved in the retail debit order portfolio, where the price reduction strategies have had the greatest effect.

The paydown books fell only 4% over the year. Whilst R174 million in cash receipts were collected on these books, R162 million of loans were also rehabilitated back onto the balance sheet that were previously written off.

	Growth in number of loans %	Growth in average balance outstanding %	30 Sep 2007 Number of active loans 000	30 Sep 2007 Average balance outstanding Rand	30 Sep 2006 Number of active loans 000	30 Sep 2006 Average balance outstanding Rand
Retail	24	21	**1 252**	**6 586**	1 006	5 442
Mining	(2)	26	**201**	**4 602**	205	3 642
Credit card	>100	(22)	**157**	**2 971**	19	3 802
Payroll	(19)	15	**56**	**8 226**	69	7 157
Standard Bank JV	(28)	(8)	**85**	**3 019**	117	3 269
Paydown portfolio	(12)	10	**52**	**10 271**	59	9 363
Total	22	15	**1 803**	**6 040**	1 476	5 235

Due to the wider scope of clients that the credit card is now targeted at, average facility limits have fallen and therefore the average outstanding balance reduced from R3 802 in 2006 to R2 971 in 2007.

The following graph shows the growth trend in gross advances over the last two years, as well as the lengthening of average term at each major repricing point.

Monthly advances growth


11 500
10 500
9 500
8 500
7 500
6 500
5 500
4 500
R million
35
30
25
20
15
10
5
0
Months
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07
Advances
Average term

The adjacent graph analyses the remaining duration of the book at each financial year end. Due to the fact that loans are paid back in equal monthly instalments, the average maturity profile reflects a shorter duration than the nominal term of the loans, however the lengthening term is spreading the maturity profile more evenly with 45% of loans having a maturity of longer than 12 months (September 2006: 31%).

Advances maturity ladder


100
80
60
40
20
0
%
20%
47%
27%
40%
6%
11%
28%
30%
05
06
07
<6 months
6-12 months
13-24 months
25-36 months
>36 months

Yield analysis

Total income yield was reduced to 49,2% from the 53,8% achieved in 2006 as the lower priced products continued to feed into the portfolio. The positive impact on revenue of increased volumes has been substantially greater than the negative impact of a decline in yields, resulting in an increase in total revenue of 18%.

ABIL manages the volume, cost, risk and weighted cost of capital dynamics in order to achieve its targeted returns on a total yield basis. It should be noted that the three individual income components of interest rate, insurance income and non-interest income (administration fees) will continuously be recalibrated to take account of internal cost structures, as well as changes in the regulatory or competitive environment. The component mix of income shifted during the year as a result of the changes made to the products and pricing models in anticipation of the NCA, such that in the second half of the financial year there was a substantial shift from interest rate towards administration fees and insurance.

Given that all three components are earned largely as a steady annuity yield over the life of the loan, it is suggested that it is more important to concentrate on trends in the total yield, rather than the underlying components.

The five-year trend in the overall yield earned was influenced by the following factors:

- The mix of advances shifted in favour of the higher yielding products (Retail, Mining, Credit card and the Standard Bank JV) as the lower yielding products (Saambou, Persal and Payroll) diminished as a percentage of advances from 59% in 2003 to 9% in 2007.
- The price reduction strategies, commencing in 2005, only applied to new loans written, and thus the effect has begun to filter through the portfolio during 2006 and 2007.

ABIL expects that the total yield on the portfolio will fall further by approximately 5% over the next 12 months as the price reductions continue to feed through.

Income and yield


5 000
4 000
3 000
2 000
1 000
0
R million
2 866
3 075
3 383
3 844
4 547
70
65
60
55
50
45
40
35
All-in yield (%)
03
04
05
06
07
Revenue
Total income yield (%)

Advances mix


100
80
60
40
20
0
%
41%
58%
76%
86%
91%
9%
03
04
05
06
07
Low yield (Saambou, Persal and Payroll)
High yield (Retail, Mining, Credit card and Standard Bank JV)

Bad debt charge and operating costs

Charge for bad debt

The charge for bad and doubtful advances was R823 million (2006: R606 million) or 8,9% of average advances (2006: 8,5%), which was within the group's targeted range of 8,5% and 9,5%. The ratio has risen over the last five years, in line with the group's increased risk appetite and drive to improve cost efficiencies.

The bad debt charge has to a certain extent been mitigated by the continuing strong levels of cash recoveries on bad debts written off, as well as the effect of rehabilitating loans back onto the balance sheet that were previously written off, but which have begun to perform again (refer to page 46 for a discussion on rehabilitated loans).

For the year ahead, ABIL expects the bad debt to advances ratio to remain between 8,5% and 9,5%.

Operating costs

Operating costs increased by R43 million, or 4%, to R1 091 million (2006: R1 048 million). This increase benefited from a lower charge under IFRS 2 for long-term incentives of R65 million (2006: R119 million), which meant that other operating costs increased by 10,5% over the year. The increased volumes and loan portfolio have resulted in variable costs increasing, particularly debit order costs. The group remains committed to maintaining a tight control over the cost base of the group.

As a result of the increased volumes the cost to average advances ratio reduced to 11,8% (2006: 14,7%), which was below the 12,5% target set for the year.

We consider the ongoing cost containment and reduction of the cost to advances ratio a key imperative in order to maintain our competitive advantage and to facilitate further price reductions.

Optimising bad debt versus operating costs

ABIL continues to focus on the relationship between cost efficiency and risk appetite as it tests the price volume elasticity effect of loans in its target markets. The key is to manage this relationship so that the gains made in terms of cost efficiency through volume growth, are not negated by bad debt as loan sizes and terms increase.

The graphs below show the convergence of these two ratios and how the sum of the parts have begun to turn down over the past two years. Based on the targets set, the group expects the cost to advances to fall below the bad debt to advances in the 2008/2009 financial year, and that the sum of the two will fall below 20%, providing further opportunity to reduce prices.

The lengthening of the book and increased loan sizes creates an interplay between cost efficiency and increased potential risk, and accordingly the group is moving along this process cautiously with measured incremental steps.

Bad debt vs operating costs



20
15
10
5
% of average advances
15,5%
15,1%
15,4%
14,7%
11,8%
6,7%
7,7%
7,9%
8,5%
8,9%
03
04
05
06
07
Bad debt to advances
Cost to advances

Bad debt plus operating costs as % of advances



30
25
20
15
% of average advances
22,2%
22,8%
23,3%
23,2%
20,7%
03
04
05
06
07

Asset quality

R million	% change	30 Sep 2007	30 Sep 2006	30 Sep 2005
Gross advances				
Performing	43	**7 886**	5 514	4 812
Non-performing	36	**3 004**	2 213	1 642
	41	**10 890**	7 727	6 454
Gross advances net of deferred administration fees				
Gross advances		**10 890**	7 727	6 454
Deferred administration fees	8	**(246)**	(228)	(55)
		10 644	7 499	6 399
Impairment provisions and credit life reserves				
Impairment provisions	33	**1 892**	1 425	979
Balance at the beginning of the year		**1 425**	979	1 545
Impairment provisions raised		**1 016**	825	627
Adjustment for the transition to IFRS (IAS 39)		**0**	82	0
Bad debts written off		**(549)**	(455)	(1 219)
Acquisitions/(disposals) of impairment provisions		**0**	(6)	26
Stangen credit life reserves	(100)	**0**	10	138
Total impairment provisions and credit life reserves	32	**1 892**	1 435	1 117

R million	% change	12 mths to 30 Sep 07	12 mths to 30 Sep 06	12 mths to 30 Sep 05
Income statement charges				
Charge for bad and doubtful advances	36	**823**	606	488
Impairment provisions raised		**1 016**	825	627
Bad debts recovered		**(193)**	(219)	(139)
Ratios (%)				
NPLs as a % of gross advances		**27,6**	28,6	25,4
Impairment provisions as a % of NPLs		**63,0**	64,4	59,6
Stangen credit life reserves as a % of NPLs		**0,0**	0,5	8,4
Total impairment provisions and credit life reserves as a % of NPLs (NPL coverage)		**63,0**	64,8	68,0
Total impairment provisions and credit life reserves as a % of gross advances		**17,4**	18,6	17,3
Income statement charge for bad debts as a % of average gross advances		**8,9**	8,5	7,9
Bad debt write-offs as a % of average gross advances		**5,9**	6,4	19,7

Advances and impairment provisions analysis

	Gross advances	Non-performing loans (NPLs)		Total impairment provisions	NPL coverage	Bad debts written off (note 1)
	R million	R million	% of gross advances	% of gross advances	%	R million
30 September 2007						
Retail	**8 248**	**1 988**	**24,1**	**15,7**	**65,0**	**665**
Mining	**925**	**294**	**31,8**	**21,8**	**68,7**	**27**
Credit card	**466**	**62**	**13,3**	**10,9**	**82,3**	**0**
Payroll	**462**	**171**	**37,0**	**19,9**	**53,8**	**(32)**
Standard Bank JV	**256**	**76**	**29,7**	**18,8**	**63,2**	**51**
Lending portfolio	**10 357**	**2 591**	**25,0**	**16,3**	**65,0**	**711**
Paydown portfolio	**533**	**413**	**77,5**	**38,8**	**50,1**	**(162)**
Total	**10 890**	**3 004**	**27,6**	**17,4**	**63,0**	**549**
30 September 2006						
Retail	5 474	1 394	25,5	18,0	70,9	411
Mining	748	191	25,5	17,9	70,2	80
Credit card	73	3	4,1	2,7	66,7	0
Payroll	494	179	36,2	18,0	49,7	(14)
Standard Bank JV	383	59	15,4	11,5	74,6	47
Lending portfolio	7 172	1 826	25,5	17,5	68,8	524
Paydown portfolio	555	387	69,7	32,1	46,0	(69)
Total	7 727	2 213	28,6	18,6	64,8	455

Note 1

Bad debts written off are stated net of bad debts rehabilitated.

Non-performing loans and impairment provisions

NPLs increased by R791 million, or 36%, to R3 004 million (2006: R2 213 million), against a 41% growth in gross advances.

Total NPLs (including paydown books) as a percentage of advances at 27,6%, has reduced from 28,6% at 30 September 2006, although this is largely due to the recent strong growth in the advances base on which NPLs have not yet fully emerged.

ABIL believes that NPLs will rise moderately over the next few years in line with the group's growth and risk appetite, but will remain within the targeted range of 25% to 30% of advances over the longer term. The adjacent graph shows the NPL to gross advances trend for the portfolios excluding the paydown books (Saambou and Persal) over the last 4 years.

NPL trends – lending books


10 000
8 000
6 000
4 000
2 000
0
R million
26.3%
24.6%
20.6%
25.5%
25.0%
03
04
05
06
07
Performing loans
NPLs
NPL %

Asset quality (continued)

The graph below reflects the monthly and cumulative projected cashflows as well as the actual cashflows received over the last 12 months based on the NPL portfolio and IAS 39 model as at 31 August 2006. This shows that the group collected approximately R62 million more cash than the expected R367 million over the 12 months.

As a result of the actual cashflow experience on NPL portfolios exceeding those projected under the IAS 39 provisioning models, NPL coverage has decreased from 64,8% in September 2006 to 63,0%.

The group is comfortable that the IAS 39 provisioning models introduced in 2003 have proven to be robust in predicting cashflows and thus ensuring that appropriate provisions are maintained.

Bad debt write-offs as a percentage of average advances at 5,9% (2006: 6,4%) remains below the average income statement charge of between 8,5% and 9,5%. This is partly due to the fact that the loan portfolios have grown strongly over the last 2 years and thus whilst the denominator has grown, there is an approximate 24-month lag for the respective bad debt write-offs to flow through.

In addition, with the introduction of IAS 39 in 2006, and given the fact the group had too aggressively written off loans in prior periods, ABIL amended its credit accounting rules in that year to ensure that loans with recovery potential are not written off too early and the group also rehabilitates (reinstates back onto the balance sheet, with appropriate provisions) loans that have previously been written off and are subsequently receiving cash receipts above defined criteria.

During the current year, the group rehabilitated onto the balance sheet R405 million of loans that were previously written off (2006: R279 million), with associated provisions of approximately 60%. This had the effect of reducing the bad debt write-offs to 5,9% (2006: 6,4%) from a gross write-off rate of 10,3% (2006: 10,3%). Given the above, cash recoveries on the remaining written-off loans was lower at R193 million (2006: R219 million).

Cash received from NPLs: model vs actual
IAS 39 – NPLs as at August 2006



R million (cumulative)
R million (monthly)
500
450
400
350
300
250
200
150
100
50
0
45
40
35
30
25
20
15
10
5
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Mar 07
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
NPV cum cash – model
NPV cum cash – actual
Monthly cash – model
Monthly cash – actual

Vintages

The group tracks vintages as a better and more immediate measure of portfolio risk than non-performing loans. Vintage curves track each month's new loans as a discrete portfolio and plot the cumulative proportion of each portfolio that migrates into various levels of default status, as measured by the contractual number of missed instalments. ABIL defines an NPL as a loan with more than three instalments in arrears. In order to reflect more clearly the recent vintages, older vintages have been coloured grey in the graph. The more recent vintages have risen as the effect of the changes introduced by the NCA to debit order collections processes became more apparent. This effect has been in line with the group's expectations and pricing model assumptions. The group will continue to calibrate its underwriting criteria based on the experience of the vintage curves as they unfold.

Vintage graph – African Bank (more than 3 missed instalments)



%
Outstanding repayable of NPL over total original repayable
20,0
17,5
15,0
12,5
10,0
7,5
5,0
2,5
0
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
Months on book
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07
Feb 07
Mar 07
Apr 07
May 07

Capital and funding

Capital adequacy

R million	African Bank 30 Sep 07	African Bank 30 Sep 06	ABIL group 30 Sep 07	ABIL group 30 Sep 06
Total assets and commitments				
On-balance sheet assets	**11 503**	8 594	**11 752**	8 163
Off-balance sheet assets and commitments	**144**	196	**230**	242
	11 647	8 790	**11 982**	8 405
Risk-weighted assets	**9 505**	7 145	**10 130**	7 630
Total capital				
Tier 1	**2 342**	2 242	**2 965**	2 675
Tier 2 (subordinated bonds)	**305**	0	**305**	0
Tier 2 (other)	**49**	34	**49**	34
Total	**2 696**	2 276	**3 319**	2 709
Capital adequacy (%)				
Tier 1	**24,6**	31,4		
Tier 2 (subordinated bonds)	**3,2**	0,0		
Tier 2 (other)	**0,5**	0,5		
Total	**28,4**	31,9	**32,8**	35,5

The capital adequacy in terms of the Banks Act for ABIL, as at 30 September 2007 was 32,8% (2006: 35,5%), however this is based on the capital reserves before deducting the effect of the dividends referred to in the capital allocation model below.

ABIL believes that capital and funding strategies need to look beyond the scope of traditional risk management and mitigation practices or regulatory compliance. Being a bank with a narrow focus and higher risk loan profile, traditional banking benchmarks are simply not relevant to the ABIL business model.

ABIL uses a modified calculation of WACC, based on a return on equity hurdle as the group's cost of equity, and grossed up to a pre-tax equivalent.

The group's capital and funding strategy has evolved and been refined over the last five years, resulting in a steady reduction in the WACC, from approximately 27% in 2002 to the more optimal current levels of 16,5% and a longer-term target of 15% as the business reaches critical mass and demonstrates a long-term track record of underwriting and loan book stability.

The following key considerations and principles inform ABIL's capital and funding strategy:

1. Level of regulatory qualifying capital and the mix of primary capital

   In addition to the regulatory minimum levels of capital under Basel I and the new Basel II methodologies to be introduced in 2008, ABIL has developed an internal economic capital model to determine the optimal level of capital to provide a sufficient risk cushion to protect the balance sheet from shocks through the cycle, as well as to provide an adequate level of credit enhancement for the raising of debt at competitive rates.

The strategic objective of capital and funding management is to optimise the weighted average cost of capital (WACC) of the organisation in order to achieve a balance between a competitive customer proposition and a sustainable business model that will survive through the cycles.

Capital allocation model
as at 30 September 2007

R million	Balance sheet	% capital required	Optimal capital
Non-performing loans	3 004		
Less: Impairment provisions	(1 892)		
Net book value	1 112	41,3	459
Performing loans (net of deferred administration fees)	7 640	23,6	1 802
Cash reserves	2 629	2,0	53
Policyholders' investments	15	0,0	0
Other assets	356	20,0	71
Total on-balance sheet assets	11 752		
Off-balance sheet assets and commitments	230	20,0	46
Total assets	11 982		
Insurance company CAR			91
Optimal capital required			2 522
Group risk-weighted assets (per DI returns)			10 130
Optimal capital ratio (%)			24,9%
	%	% of risk-weighted assets	Capital
Primary tier 1 capital as at 30 September 2007		24,5	2 482
Preference dividends declared but not yet paid (excl STC)		(0,2)	(23)
Ordinary dividends declared but not yet paid (excl STC)		(6,4)	(647)
Net primary tier 1 capital as at 30 September 2007	69,8	17,9	1 812
Other regulatory capital as at 30 September 2007	30,2	7,7	783
Net regulatory qualifying capital as at 30 September 2007		25,6	2 595
Optimal capital required as at 30 September 2007		(24,9)	(2 522)
Surplus retained		0,7	73

A brief description of the classification of assets and the risk weightings applied thereto is set out below:

- Performing loans – the group maintains a capital underpin equivalent to 2,65 times the average annual expected credit losses on these loans. The group has communicated that it intends to reduce this factor towards 2,5 times over the medium term, which remains well above the 2 times generally used in securitisation models.
- Non-performing loans – IAS 39 requires that all impaired loans are carried at the net present value of the expected future cashflows of these loans, discounted at the original effective rate of the loans. This implies that the future running yield from these loans based on their net carrying value will equal that of performing loans as the present value discount unwinds. However there is a higher inherent risk associated with these loans and the projection of cashflows and accordingly the level of capital for this period has been set at 1,75 times that required for performing loans.
- Cash reserves – these are primarily invested with A1 banks and a capital ratio of 2% is maintained.
- Other assets and off-balance sheet commitments – capital of 20% is maintained.
- Goodwill and other intangible assets – capital of 100% is maintained. The group currently does not have any goodwill or intangible assets on the balance sheet.

This, together with the insurance company actuarial capital requirement, results in an optimal level of capital required to support the group, represented as a percentage of risk-weighted assets in terms of the Banks Act DI returns.

Capital and funding (continued)

as at 30 September 2006

R million	Balance sheet	% capital required	Optimal capital
Non-performing loans	2 213		
Less: Impairment provisions	(1 435)		
Net book value	778	58,3	454
Performing loans (net of deferred administration fees)	5 286	23,3	1 233
Cash reserves	1 724	2,0	34
Policyholders' investments	87	0,0	0
Other assets	288	20,0	58
Total on-balance sheet assets	8 163		
Off-balance sheet assets and commitments	242	20,0	48
Total assets	8 405		
Liability for converted options not yet recognised (after tax)			20
Insurance company CAR			78
Optimal capital required			1 925
Group risk-weighted assets (per DI returns)			7 630
Optimal capital ratio (%)			25,2%
	%	% of risk-weighted assets	Capital
Primary tier 1 capital as at 30 September 2006		28,7	2 192
Preference dividends declared but not yet paid (incl STC)		(0,3)	(23)
Ordinary dividends declared but not yet paid (incl STC)		(8,8)	(672)
Net primary tier 1 capital as at 30 September 2006	75,6	19,6	1 497
Other regulatory capital as at 30 September 2006	24,4	6,3	483
Net regulatory qualifying capital as at 30 September 2006		26,0	1 980
Optimal capital required as at 30 September 2006		(25,2)	(1 925)
Surplus retained		0,7	55

The group has determined that 70% of this capital requirement would be provided by primary tier 1 capital ie ordinary shareholder equity and reserves (after deducting any dividends declared but not yet paid) and the balance in the form of alternative regulatory capital in a mix of preference shares, hybrid debt and subordinated debt instruments. This ratio has been set so as to optimise the interplay between the cost of these two components. Of the 30% contribution for alternative qualifying capital, approximately half would be in the form of tier 1 (preference shares or hybrid debt) capital, and the balance in fixed term subordinated debt. The group applies a progressive disallowance to any subordinated term debt during the last five years to maturity as far as it relates to capital.

Subordinated debentures with a face value of R200 million were redeemed on 30 November 2006, and in August 2007, the bank issued a R300 million 10-year subordinated bond which qualifies as tier 2 capital.

Based on the model as at 30 September 2007 on the previous page, the group's optimal capital level was R2 522 million being a capital ratio of 24,9%, whilst the group has an actual capital base (after deducting dividends declared but not yet paid) of R2 595 million, resulting in a net surplus capital position of R73 million. Primary capital made up 69,8% of the group net qualifying regulatory capital.

2. Liquidity and funding concentration risk

Liquidity risk is the risk that the maturity profile of the assets and liabilities is such that the bank is unable at some point in the future to meet its maturing liabilities with available cash resources. Whilst ABIL has been incrementally optimising its WACC by achieving a more appropriate capital ratio and mix between primary and other regulatory capital, the group maintains a very conservative stance on managing its liquidity risk.

ABIL targets primarily long-term wholesale funding sourced from large financial institutions and asset managers. Of this approximately

- 40% is targeted to be raised via the African Bank listed bond programme, which issues listed bonds on a regular basis. Over the last five years, the group has issued R5,6 billion under this programme, with maturities ranging from three to five years; and
- 60% is funded via the internal treasury division, with a diverse range of institutional investors on a day-to-day basis. The group relies on minimal funding from the interbank market.
- The group maintains a positive liquidity gap at all times and also targets the ratio of the average maturity of its liabilities to the average maturity of its assets to be at least 2 times. This ensures that in the short to medium term, cash is flowing in from assets faster than it is flowing out from maturing liabilities.

The liquidity mismatch as at 30 September 2007 was as follows:

Liquidity mismatch – assets vs liabilities


R million
3 500
3 000
2 500
2 000
1 500
1 000
500
0
6 000
5 000
4 000
3 000
2 000
1 000
0
R million
1m
2m
3m
4-6m
7-12m
13-24m
25-36m
37-48m
49m -
Assets
Liabilities
Cumulative net position

Overall the bank has a cost of funding of 9,7%, which represents a credit spread over the long-term risk-free rate of approximately 1,5% bps. The group believes that the additional credit spread paid by targeting long-term funding is an appropriate trade off for the mitigation of liquidity risk that this provides.

The following graph shows the levels of new funding raised over the last three years, including senior and subordinated bonds issued via the listed bond programme.

New funding raised


R million
5 500
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
1 013
500
513
2 166
1 050
1 116
5 138
300
1 050
3 788
05
06
07
Treasury deposits
Bonds
Sub debt

Debt funding is primarily funded at fixed rates as this provides a fixed input cost for the bank's mainly fixed rate loans.

3. Statutory assets and cash

In addition to the R668 million cash included in statutory assets – bank and insurance, the group had available cash resources as at 30 September 2007 of R1 961 million (2006: R1 252 million). The statutory assets on the balance sheet include the liquid assets required by the Banks Act, as well as the prudential asset spread requirements of the Long-Term Insurance Act.

4. Credit ratings

African Bank is currently rated by Moody's Investors Service. Since 2002, the long-term rating has steadily moved upwards from a BBB+ to the current A1.za ("A+" equivalent). This has resulted in a wider universe of potential institutions that have mandates to invest in the group's debt instruments and has contributed to the growth in the funding base over the last few years. The group will continue to place a high degree of importance and focus on ensuring that the credit rating is maintained at the appropriate level.

Regulation

The Basel Capital Accord (Basel II)

Basel II introduced a more dynamic approach to modelling credit risk based on the probability of default as well as introducing a capital requirement for operational risk. The most pertinent additional requirement relating to African Bank is the operational risk capital holding and the increased management thereof. The increased focus on operational risk necessitated a revision of our risk management processes that led to an improvement in the internal governance of the bank's risk management and measurement frameworks. ABIL will be utilising the standardised approach for credit risk and the alternative standardised approach for operational risk in order to determine the minimum regulatory capital to be held for both these risk areas. These plus the pillar 2 capital buffer will determine the regulatory minimum level of capital to be maintained by the group. Currently, the 25% level of capital determined by the internal capital model exceeds that required under Basel II.

The South African Reserve Bank has announced that the implementation date of the new framework in South Africa will be 1 January 2008. Various pilot and parallel runs are underway and will precede the implementation date to enable the banks and Regulator to adequately prepare systems, procedures and testing of approaches for implementation. The bank is participating in the various industry forums dealing with the implementation of Basel II and is confident that it will meet these timeframes.

Changes to the board of directors

ABIL announced on 12 March 2007 the appointment of Mutle Mogase as an independent non-executive director of ABIL and African Bank Limited.

Review opinion

These results have been reviewed by Deloitte & Touche and their unmodified review opinion is available for inspection at the Company's registered office.

Accounting policies

These condensed group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with International Accounting Standard (IAS) 34 and the requirements of the South African Companies Act, Act number 61 of 1973, as amended.

The accounting policies and methods of computation of the group are consistent with those applied in the previous year. During the current year the group adopted IFRIC 8 – Share-based payments (refer to the statement of changes in equity for the effect) and circular 8/2007, issued by SAICA, relating to the disclosure and calculation of headline earnings and headline earnings per share.

On behalf of the board

Ashley Mabogoane *Chairman*
Gordon Schachat *Executive deputy chairman*
Leon Kirkinis *Chief executive officer*

Financial definitions

All-in tax rate (%)
The all-in tax rate is the income statement taxation charge (ie both direct and indirect taxation) expressed as a percentage of profit before any taxation.

Average cost of funds
The average cost of funds is calculated by expressing the interest expense as a percentage of the average total interest-bearing liabilities.

Average gross advances
The average gross advances is the sum of the month-end gross advances for the period, divided by the number of months in the period.

Average interest-bearing liabilities
The average interest-bearing liabilities comprise subordinated bonds/debentures, bonds and other long-term and short-term funding and are calculated as the sum of the month-end balances for these instruments, divided by the number of months in the period.

Bad debts to advances ratio (%)
The bad debts to advances ratio is calculated by expressing the charge for bad and doubtful advances as a percentage of average gross advances.

Basel Capital Accord
The new Basel Capital Accord (Basel II) of the Bank for International Settlements is an improved capital adequacy framework accomplished by aligning bank's capital requirements with enhanced modern risk management practices and sophisticated risk assessment capabilities. Basel II becomes effective for all South African banks on 1 January 2008.

Basic earnings attributable to ordinary shareholders
Profit for the period less dividends on non-redeemable, non-cumulative, non-participating preference shares declared during the reporting period.

Basic earnings per share (cents)
Basic earnings per share is calculated by dividing basic earnings attributable to ordinary shareholders by the weighted number of shares in issue during the period.

Capital adequacy ratio (%)
The capital adequacy of banks and banking groups is measured in terms of the requirements of the Banks Act (Act number 94 of 1990, as amended) and regulations thereto. The ratio is calculated by dividing the sum of tier 1 and tier 2 capital by the risk-weighted assets. The minimum South African total capital adequacy ratio for banks and banking groups is 10% of risk-weighted assets.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, deposits held on call with banks, investments in money market instruments and cash reserves held by the insurance company, net of bank overdrafts.

Cost to advances ratio (%)
The cost to advances ratio is calculated by expressing the operating expenses as a percentage of average gross advances.

Cost to income ratio (%)
The cost to income ratio is calculated by expressing the operating expenses as a percentage of total income (total income is also referred to as revenue).

Deferred taxation assets
Deferred taxation assets are the amounts of income taxation recoverable in future years in respect of deductible temporary differences arising from differences between the taxation and accounting treatment of transactions and the carry-forward of unused taxation losses.

Direct taxation
Direct taxation includes normal taxation on income, capital gains tax (CGT) and secondary tax on companies (STC).

Dividend cover (times)
Dividend cover is calculated by dividing basic earnings attributable to ordinary shareholders for the period by ordinary dividends declared for the period excluding STC costs.

Economic profit
Reported headline earnings less a charge for an imputed cost of capital, based on average shareholder funds multiplied by the estimated average cost of equity for the group, resulting in a measure of shareholder value creation.

Financial definitions (continued)

Effective tax rate (%)
The effective tax rate is the direct taxation charge per the income statement expressed as a percentage of profit before taxation.

Fully diluted basic earnings per share (cents)
Fully diluted basic earnings per share is calculated by dividing basic earnings attributable to ordinary shareholders by the fully diluted number of ordinary shares in issue during the period.

Fully diluted headline earnings per share (cents)
Fully diluted headline earnings per share is calculated by dividing headline earnings by the fully diluted number of ordinary shares in issue during the period.

Fully diluted number of shares in issue
The fully diluted number of shares in issue is the weighted number of ordinary shares in issue adjusted for the impact of outstanding options under the ABIL Employee Share Participation Scheme as defined in IAS 33.

Gearing
Gearing represents the ratio of average total assets to average ordinary shareholders' equity, and therefore indicates the extent to which the group uses debt financing to fund assets. Gearing is important in order to optimise the weighted average cost of capital and the return on equity of the group.

Headline earnings
For the purposes of definition and calculation the guidance given on headline earnings, as issued by the South African Institute of Chartered Accountants (SAICA) in circular 8/2007 of July 2007, has been used. Headline earnings consist of basic earnings attributable to ordinary shareholders adjusted for goodwill impairments, capital profits and losses and other non-headline items.

Headline earnings per share (cents)
Headline earnings per share is calculated by dividing headline earnings by the weighted number of ordinary shares in issue during the period.

IFRS
International Financial Reporting Standards, as adopted by the International Accounting Standards Board (IASB), and interpretations issued by the International Reporting Interpretations Committee (IFRIC) of the IASB.

The group's consolidated financial statements are prepared in accordance with IFRS.

Indirect taxation
Value-added tax (VAT) and other taxes, levies and duties paid to government, excluding direct taxation.

JIBAR
Johannesburg Interbank Agreement Rate, which is the rate that South African banks charge each other for wholesale money.

National Credit Act (NCA)
The National Credit Act (Act 34 of 2005) became fully operational on 1 June 2007. Subject to certain defined exceptions it regulates all arm's length credit agreements that are made or have an effect within the Republic of South Africa and it replaces the Usury Act (Act 73 of 1968) (including the Exemption Notices published by the Minister of Trade and Industry in terms of section 15A), the Credit Agreements Act (Act 75 of 1980) and the Integration of Usury Laws Act (Act 57 of 1996).

Net asset value per share (cents)
Net asset value per share is calculated as ordinary shareholders' equity divided by the number of ordinary shares in issue (net of treasury shares) at the end of the period.

Non-performing loans (NPLs)
Non-performing loans are defined as loans that have more than three cumulative instalments in arrears. Primarily, NPLs are considered impaired loans in terms of IAS 39 and therefore require an assessment for impairment provisions.

NPL coverage (%)
NPL coverage is calculated as the total impairment provisions (including ceded credit life reserves) divided by non-performing loans.

Perpetual preference shares

Perpetual preference shares are non-redeemable, non-cumulative and non-participating preference shares which carry a dividend as a fixed percentage of the prime overdraft lending rate.

Primary (tier 1) capital

Primary capital consists of issued ordinary share capital and perpetual preference share capital, retained earnings and reserves.

Return on assets (RoA) (%)

Return on assets is calculated by expressing headline earnings as a percentage of monthly average total assets.

Return on equity (RoE) (%)

Return on equity is calculated by expressing headline earnings as a percentage of monthly average shareholders' equity. Alternatively, return on equity is equal to return on assets multiplied by the gearing ratio.

Risk-weighted assets

Risk-weighted assets are determined by applying risk weights to balance sheet assets and off-balance sheet assets and commitments according to the relative credit risk of the counterparty. The risk weighting for each balance sheet asset and off-balance sheet asset is defined by the regulations to the Banks Act (Act number 94 of 1990, as amended).

Sales

Sales constitute the aggregate of the amount disbursed in a period. In the case of the credit card products, sales represent the aggregate value of credit limits granted in respect of credit cards issued during the period.

Statutory assets – bank and insurance

Statutory assets – bank and insurance comprises cash reserves and prudential liquid assets placed with the South African Reserve Bank, together with insurance prudential cash reserves as required by the Financial Services Board.

Secondary (tier 2) capital

Secondary capital is made up of qualifying subordinated debt and portfolio impairments, net of deferred tax. For the purposes of the internal economic capital model, only the qualifying subordinated debt is included in tier 2 capital.

Total expected recoverable

The number of contractual instalments on a loan multiplied by the total monthly instalment, including insurance and service fees.

Weighted number of shares in issue

The weighted number of shares in issue is calculated as the number of ordinary shares in issue at the beginning of the year, increased by shares issued during the period, reduced by shares cancelled or bought back during the period, further reduced by treasury shares as a result of share transactions in the ABIL Employee Share Trust, weighted on a time basis for the period in which they have participated in the income of the group.

Shareholder information

Dividend declaration

	Ordinary shares	Preference shares
Share code	ABL	ABLP
ISIN	ZAE000030060	ZAE000065215
Dividend number	14	6
Dividends per share (cash dividends)	130 cents	460 cents
Declaration date	Monday, 12 November 2007	Monday, 12 November 2007
Last date to trade cum-dividend	Friday, 30 November 2007	Friday, 30 November 2007
Shares commence trading ex-dividend	Monday, 3 December 2007	Monday, 3 December 2007
Record date	Friday, 7 December 2007	Friday, 7 December 2007
Dividend payment date	Monday, 10 December 2007	Monday, 10 December 2007

Share certificates may not be dematerialised or rematerialised between Monday, 3 December 2007 and Friday, 7 December 2007, both days inclusive.

Listings information

Stock exchange codes

Listings exchange	JSE Limited
Sector	General financial
Sub-sector	Consumer finance
Share codes Ordinary shares Preference shares	 JSE: ABL Reuters: ABLJ.J Bloomberg: ABL SJ Equity JSE: ABLP Reuters: ABLPp.J
ISIN codes Ordinary shares Preference shares	 ZAE000030060 ZAE000065215
Bond codes	ABL4 ABL5 ABL6 ABLS1 (subordinated)
ADR programme ADR symbol Conversion ratio	Level 1 AFRVY One ADR is equivalent to five ordinary shares

JSE statistics

for the 12 months ended 30 September

	2007	2006	2005	2004	2003	2002	2001
Traded price (cents per share)							
Close	**3 131**	2 210	2 125	1 299	725	525	779
High	**3 510**	3 430	2 305	1 380	770	950	965
Low	**2 110**	1 910	1 299	721	520	480	460
Market capitalisation (Rm)	**15 590**	11 004	10 590	6 198	3 604	2 610	4 006
Value of shares traded (Rm)	**15 945**	14 632	6 943	5 371	2 804	3 109	4 275
Value traded as % of market capitalisation	**102**	133	66	87	78	119	107
Volume of shares traded (millions)	**541**	556	396	528	455	449	543
Volume traded as % of number in issue	**109**	112	80	112	94	92	93
PE ratio	**13,2**	10,1	12,2	9,3	6,5	4,1	6,3
Dividend yield	**6,9**	6,8	5,1	5,1	5,9	5,1	1,3
Earnings yield	**7,6**	9,9	8,2	10,7	15,5	24,2	15,9
Period-end market price/NAV	**6,3**	5,0	4,8	2,3	1,2	1,1	1,9
Average number of shares in issue (millions)	**497**	497	471	472	484	489	586
Shares issued/(repurchased) (millions)		(0,5)*	21		(20)		(108)
Number of shareholders	**11 114**	9 772*	34 301	33 706	32 351	32 703	29 851

*ABIL made an odd-lot offer to shareholders with fewer than 100 shares in March 2006 which resulted in the reduction in the number of shareholders.

Top fund managers holding/managing ABIL shares

Manager	Origin	Holding	%
Investec Asset Management	ZA/UK	100 230 862	**20,13**
Eyomhlaba Investment Holdings	ZA	32 977 241	**6,62**
Public Investment Corporation	ZA	32 424 660	**6,51**
JP Morgan Asset Management	US/UK	30 655 107	**6,16**
Directors	ZA	29 254 365	**5,87**
Fidelity Management & Research Co	US/UK	23 487 978	**4,72**
Mondrian Investment Partners	US/UK	22 592 022	**4,54**
Scottish Widows Investment Partnership	SC	20 258 210	**4,07**
Investec Securities (Pty) Limited	ZA	13 499 673	**2,71**
Coronation Fund Managers	ZA	12 992 405	**2,61**
STANLIB Asset Management	ZA	11 150 576	**2,24**
Barclays Global Investors	US	10 980 322	**2,21**
Wood C	ZA	10 074 533	**2,02**
RMB Securities (Pty) Limited	ZA	10 060 276	**2,02**

Top beneficial holders

Beneficial owner	Origin	Holding	%
Public Investment Corporation	ZA	32 424 660	**6,51**
JP Morgan Investment Funds	LU	17 691 224	**3,55**
Fidelity Growth & Income Unit Trust	UK	16 421 500	**3,30**
Leon Kirkinis	ZA	16 038 365	**3,20**
Investec Value Fund	ZA	14 936 302	**3,00**
Gordon Schachat	ZA	12 000 000	**2,40**
Mondrian Emerging Market Equity Fund	US	11 642 327	**2,34**
Wood C	ZA	10 074 533	**2,02**

Corporate information

Board of directors

AS Mabogoane (Chairman)
G Schachat (Deputy chairman)*
L Kirkinis (CEO)*
A Fourie*
DB Gibbon
BD Goba
MC Mogase
R Naidoo
TM Sokutu*
BPF Steele
GZ Steffens (German)
DFG Tembe (Mozambique)
A Tugendhaft
DF Woollam *

* Executive

Group Secretary

S Martin

African Bank Investments Limited

(Incorporated in the Republic of South Africa)
(Registered bank-controlling company)
(Registration number: 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)

Registered office

59 16th Road
Midrand, 1685

Share transfer secretaries

Link Market Services SA (Pty) Limited
11 Diagonal Street, Johannesburg, 2001
PO Box 4844, Johannesburg, 2000.
Telephone +27 11 630 0800
Telefax +27 86 674 4381
africanbank@linkmarketservices.co.za

Investor relations and shareholder details

Gary Rowe
Telephone: +27 11 256 9147
Telefax: +27 86 601 3064

Leeanne Goliath
Telephone: +27 11 256 9232
Telefax: +27 11 207 3830

Hilda Sons
Telephone: +27 11 256 9196
Telefax: +27 11 315 3404

Email

investor.relations@africanbank.co.za or
growe@africanbank.co.za

Company's websites

www.africanbank.co.za
www.eyomhlaba.co.za

Electronic communications

Shareholders may now elect to receive communications (annual reports, interim reports and other company communications) electronically, provided that they have internet access and a valid email address. To obtain more information, and to register for this service, shareholders should log on to www.africanbank.co.za. To register, shareholders will need their shareholder reference number, which is set out on their share certificate or monthly share statement. If you have any questions about this service, please contact ABIL's investor relations department.

Disclaimer

Certain statements made in this document are forward-looking. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by the forward-looking statements. Words such as expect, anticipate, estimate, target, predict, believe and other similar expressions, and future or conditional verbs such as will, should, would, and could are intended to identify such forward-looking statements. Readers should not rely solely on the forward-looking statements. These statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward-looking statements.

Designed by motiv
Printed by Ince

AFRICAN
BANK

www.africanbank.co.za

END